082-34722

[redacted]

09045488

SUPPL

RNS Number : 9010N
Liberty International PLC
26 February 2009

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

RECEIVED
2009 MAR -5 A 4:53

LIBERTY INTERNATIONAL PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2008

Attached are the preliminary results for the year ended 31 December 2008:

Highlights
Summary of Investment and Development Properties
Chairman's Statement
Operating and Financial Review
Unaudited Financial Information

Patrick Burgess, Chairman of Liberty International, commented:

"While 2009 will undoubtedly be a further difficult year for the UK economy and property industry, Liberty International has a high quality and defensive UK regional shopping centre and retail property business, including 9 of the top 30 UK centres and prime central London sites such as Covent Garden. Though not immune from market stresses, relatively our properties have performed well since the downturn which began over eighteen months ago in June 2007.

We have already taken a number of steps, including over £1 billion of asset sales since we became a UK REIT in January 2007, and intend to take further action to improve our liquidity and financial strength, including potential further asset sales and new capital raising. Our predominantly non-recourse and asset-specific debt structure provides considerable financial and timing flexibility.

We look forward to positioning the group for market recovery in due course, and believe retail, and thereby prime retail property, is likely to be at the forefront of such recovery."

A presentation to analysts and investors will take place at The Butchers' Hall, 87 Bartholomew Close, London, EC1A 7EB at 9.30am on 26 February 2009. The

presentation will also be available to international analysts and investors through a live audio call and webcast.

The presentation will be available on the group's website www.liberty-international.co.uk.

This announcement contains "forward-looking statements" regarding the belief or current expectations of Liberty International PLC, its directors and other members of its senior management about Liberty International PLC's businesses, financial performance and results of operations. Generally, words such as, but not limited to, "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Liberty International PLC and are difficult to predict, that may cause actual results, performance or developments to differ materially from any future results, performance or developments expressed or implied by the forward-looking statements. These forward-looking statements speak only as at the date of this announcement. Except as required by applicable law, Liberty International PLC expressly disclaims any obligation to update or revise any forward-looking statements contained herein to reflect any change in Liberty International PLC's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

Enquiries:

Liberty International PLC:		
Patrick Burgess	Chairman	+44 (0)20 7960 1273
David Fischel	Chief Executive	+44 (0)20 7960 1207
Ian Durant	Finance Director	+44 (0)20 7960 1210
Public relations:		
UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

BACKGROUND ON LIBERTY INTERNATIONAL

LIBERTY INTERNATIONAL PLC is the UK's third largest listed property company and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January

2007

Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and of Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2008, Liberty International owned £7.1 billion of properties of which UK regional shopping centres comprised 70 per cent and retail property in aggregate 85 per cent. Adjusted, diluted shareholders' funds amounted to £2.8 billion. Assets of the group under control or joint control amounted to £9.3 billion at that date.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.7 million sq.ft. in aggregate including 9 of the UK's top 30 regional shopping centres with a market value of £5.0 billion at 31 December 2008. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford and Manchester Arndale. CSC has a 50 per cent share in the extension of St David's, Cardiff, which is due to complete in Autumn 2009.

CAPITAL & COUNTIES held assets of £2.1 billion at 31 December 2008, amounting to 7.4 million sq.ft. in aggregate, of which £1,434 million was invested in Central London. Capital & Counties had £590 million invested in the Covent Garden area including the historic Covent Garden Market, and a further £275 million in London's West End, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties owns 50 per cent of the Earls Court and Olympia Group and of the Empress State building in Earls Court amounting to aggregate assets of £569 million. In addition, Capital & Counties has interests in the USA amounting to £485 million (2.6 million sq.ft.), predominently comprising retail assets in California, including the 855,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

LIBERTY INTERNATIONAL PLC

HIGHLIGHTS

	Year ended 31 December 2008	Year ended 31 December 2007

Net rental income	£384m	£374m
Profit before tax (underlying)*	£103m	£128m
Deficit on revaluation and sale of investment and development property	£(2,057)m	£(279)m
Change in fair value of derivative financial instruments	£(665)m	£27m
Loss before tax	£(2,862)m	£(125)m
Total properties	£7,103m	£8,668m
Net external debt **	£4,100m	£3,625m
Net assets (diluted, adjusted)	£2,798m	£4,757m
Adjusted earnings per share	29.0p	35.0p
Dividend per share	18.5p	34.1p
Net assets per share (diluted, adjusted)***	745p	1284p

* Before property trading, valuation and exceptional items

** Net external debt excludes the £120.3 million (31 December 2007 - £43.0 million) compound financial instrument relating to the 40 per cent third party interest in MetroCentre (see note 16).

*** Net assets per share (diluted, adjusted) would increase by 85p per share to 830p at 31 December 2008 (31 December 2007 - by 104p to 1388p) if adjusted for notional acquisition costs amounting to £320 million (31 December 2007 - £390 million).

HIGHLIGHTS OF THE YEAR ENDED 31 DECEMBER 2008

- Net rental income increased by 2.5 per cent to £383.5 million (31 December 2007 - £374.3 million)

- Occupancy levels at Capital Shopping Centres' (CSC) UK regional shopping centres 96.7 per cent at 31 December 2008 - 95.6 per cent (30 September 2008 - 97.9 per cent) adjusted for units affected by administrations and not yet re-let or under offer. Taking account of space in advanced re-letting negotiations, the percentage would be 95.4 per cent. These figures have not materially changed since 31 Decembe: 2006 as relettings have broadly matched a further 1.3 per cent by rent of tenants going into administration in 2009

- Underlying profit before valuation items and tax reduced from £127.7 million to £103.3 million, particularly impacted by an £11.9 million (4.4 per cent) reduction in CSC like-for-like net rental income, primarily as a result of bad debt provisions and associated lease incentive write-offs, and one-off reorganisation expenses of £11.6 million

- Income Statement reflects loss before tax for the year of £2,662 million after including £2,051 million deficit on property revaluations and £565 million deficit on valuation of derivative financial instruments

- Overall valuation fall for the year of 22.5 per cent (11.8 per cent for three months ended 31 December 2008), primarily reflecting increased valuation yields

- Substantial out-performance since 30 June 2007 of IPD UK monthly property index capital value falls
  - Six months ended 31 December 2007 - 8.1 per cent (IPD - 11.7 per cent)
  - Year ended 31 December 2008 - 22.5 per cent (IPD - 27.1 per cent)

- ERV growth of CSC shopping centres contributed a positive 1.2 per cent to the valuation outcome for the year

- Other CSC key operating measures
  - Estimated footfall from the twelve completed centres of 229 million customer visits (2007 - 225 million), with 2009 also showing growth in the year to date
  - Only 2 per cent of rental income due to expire r 2009 and 3 per cent in 2010
  - 244 tenancy changes in 2008 involving £19.1 million of new passing rent

- o 97 per cent of December quarter rent demands (Q1 2009 income) now collected excluding tenants in administration

- Continuation of programme of disposals of non-core assets with £200 million realised in 2008 (2007 - £340 million)
  - A further £160 million of non-core assets and CMBS investment sales currently exchanged or under offer

- Target reduction in administrative expenses from £63 million in 2008 to £45 million for 2009 reflecting cost saving measures undertaken in 2008

- Debt to assets ratio 58 per cent; over 90 per cent of debt is asset-specific and non-recourse, providing considerable financial flexibility and limited cross-default exposure; £291 million cash and undrawn committed facilities; no significant debt maturities until £79 million convertible bond matures in second half of 2010

- Total return for the year* of minus 38.4 per cent with net asset value per share (diluted, adjusted) reduced from 1264p to 745p

- In light of prevailing market conditions 2008 dividend restricted to 18.5p per share interim dividend already paid which exceeds minimum PID requirement of 12.8p per share

- Further asset sales and new capital raising under consideration. Amendments since year end to key terms of £360 million corporate bank facilities, conditional on raising £350 million of additional equity. Given current market conditions, the Board's intention would be to raise a greater sum through a combination of asset disposals and new capital

* Dividend income and change in net asset value per share (diluted, adjusted)

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES

UK investment property valuation data

	Market value 31 December 2008 £m	Nominal equivalent yield 31 December 2007	Nominal equivalent yield 31 December 2008	Initial yield 31 December 2008
UK regional shopping centres				
Lakeside, Thurrock	971.0	4.90%	6.45%	6.00%
MetroCentre, Gateshead (including Retail Park)	837.6	5.03%	6.58%	6.10%
Braehead, Glasgow	562.9	5.02%	6.59%	5.28%
The Harlequin, Watford	378.9	4.95%	6.60%	5.79%
Victoria Centre, Nottingham	350.7	5.00%	6.55%	5.93%
Arndale, Manchester	305.8	5.13%	6.61%	6.25%
Chapelfield, Norwich	247.6	5.20%	6.75%	6.36%
Cribbs Causeway, Bristol	224.9	5.06%	6.62%	5.88%
The Potteries, Stoke-on-Trent	210.9	5.50%	7.30%	6.75%
Eldon Square, Newcastle upon Tyne	223.4	5.25%	6.91%	4.86%
The Chimes, Uxbridge	204.7	5.35%	6.95%	6.86%
The Glades, Bromley	194.6	5.40%	7.15%	6.14%
St. David's, Cardiff	71.0	5.26%	6.88%	6.49%
Xscape, Braehead	31.4	6.21%	8.00%	5.65%
Like-for-like capital	4,815.3	5.08%	6.67%	6.96%
Other	194.3			
Total UK regional shopping centres	5,009.6			

UK non-shopping centre properties

Capco Covent Garden	572.7	4.63%	5.16%	4.79%
Capco London GCP	257.9	5.38%	6.33%	5.68%
Capco Opportunities	95.0	6.03%	8.60%	8.82%
	925.6	5.09%	5.84%	5.42%
Capco Earls Court	348.5			
Like-for-like-capital	1,274.1			
Capco Earls Court - Acquisitions (Inc. Empress State)	220.4			
Other	122.8			
Total UK non-shopping centre properties	1,617.3			

Glossary

ERV (Estimated Rental Value)

The external valuers' estimates of the group's share of the current annual market rent of all lettable space net of any non-recoverable charges, before bad debt provision and adjustments required by International Accounting Standards regarding tenant lease incentives.

Initial Yield

Annualised net rents on investment properties expressed as a percentage of the market value

Like-for-like capital and income

The category of investment properties which have been owned throughout both periods without significant capital expenditure in either period, so both income and capital can be compared on a like-for-like basis.

Like-for-like capital

The category of investment properties which includes like-for-like income properties, plus those which have been owned throughout the current period but not the whole of the prior period, without significant capital expenditure in the current period, so capital values but not income can be compared on a like-for-like basis.

Net rental income

The group's share of net rents receivable as shown in the Income Statement, having taken due account of non-recoverable charges, bad debt provisions and adjustments to comply with International Accounting Standards regarding tenant lease incentives.

Nominal equivalent yield

Effective annual yield to a purchaser from the assets individually at market value after taking account of notional acquisition costs but assuming rent is receivable annually in arrears rather than reflecting the actual rental cash flows

Passing Rent

The group's share of contracted annual rents receivable at the balance sheet date. This takes no account of accounting adjustments made in respect of rent free periods or tenant incentives, the reclassification of certain lease payments as finance charges or any irrecoverable costs and expenses, and does not include excess turnover rent, additional rent in respect of unsettled rent reviews or sundry income such as from car parks etc.

Property analysis by use and type

Revaluation

	Market value 31 December 2007 £m	Market value 31 December 2008 £m	% of total properties	Passing rent £m	ERV £m	Net rental income £m	Deficit Decrease
Regional shopping centres and other retail							
UK regional shopping centres	6,431.1	5,009.6	70.4%	278.6	364.4	280.8	(25.4)%
UK other retail	807.7	665.0	9.4%	31.7	42.2	25.4	(15.8)%
US regional shopping centres	138.6	173.9	2.4%	10.9	13.9	7.3	(10.7)%
US other retail	130.0	169.4	2.4%	11.1	11.7	6.6	(7.8)%
Total regional shopping centres and other retail	7,557.4	6,017.9	84.6%	332.3	432.2	320.6	(23.6)%
Office							
UK business space	583.8	584.4	8.2%	32.1	44.7	28.0	(19.4)%
US business space	78.6	104.2	1.6%	7.5	8.2	5.0	(6.4)%
Total office	662.4	688.6	9.7%	39.6	52.9	33.0	(17.7)%
Exhibition							
UK Exhibition	381.4	367.9	5.2%	-	-	28.6	(10.8)%
Residential							

US residential	33.7	38.4	0.5%	1.2	1.2	1.3	(14.2)%
Total investment properties	8,634.9	7,112.8	100.0%	373.1	486.3	383.5	(22.5)%

Investment property like-for-like income and revaluation analysis

	Market value		Revaluation deficit		Net rental income		
	31 December 2007 £m	31 December 2008 £m	£m	Decrease	31 December 2007 £m	31 December 2008 £m	Increase/ (Decrease)
UK regional shopping centres							
Like-for-like capital and income	5,916.8	4,544.3	(1,422.5)	(23.9)%	273.5	261.7	(4.3)%
Other	335.0	271.0	(91.2)	(27.2)%	11.6	14.9	
Like-for-like capital	6,251.8	4,815.3	(1,513.7)	(24.0)%	285.1	276.6	(3.0)%
Redevelopments and developments	229.3	194.3	(178.9)	(48.0)%	3.7	4.2	
Total UK regional shopping centres	6,481.1	5,009.6	(1,692.6)	(25.4)%	288.8	280.8	(2.8)%

UK non-shopping centre properties							
Like-for-like capital and income	581.2	485.3	(106.3)	(18.0)%	24.1	20.9	(13.3)%
Like-for-like capital only	870.5	784.3	(135.6)	(14.7)%	23.4	51.6	
Like-for-like capital	1,461.7	1,274.1	(241.9)	(16.0)%	47.5	72.5	
Acquisitions	-	229.0	(29.1)	(11.3)%	-	5.6	
Redevelopments and developments	115.8	114.2	(40.1)	(25.5)%	1.6	1.3	
Disposals	195.5	-	-		17.0	2.6	
Total UK non-shopping centre properties	1,773.0	1,617.3	(311.1)	(16.1)%	66.1	82.0	24.1%
US properties*							
Like-for-like capital and income	373.8	477.3	(46.6)	(9.1)%	19.4	20.4	(1.3)%
Like-for-like capital only	7.0	8.6	(0.8)	(8.1)%	-	0.3	
Total US properties	380.8	485.9	(47.4)	(9.1)%	19.4	20.7	5.5%
Total investment properties	8,634.9	7,112.8	(2,051.1)	(22.5)%	374.3	383.5	2.5%

*Like-for-like percentage changes are in local currency

Analysis of UK non-shopping centres and US properties by location and type

	Market value		Revaluation deficit		Net rental income	
	31 December 2007 £m	31 December 2008 £m	31 December 2008 £m	Decrease	31 December 2007 £m	31 December 2008 £m
UK non-shopping centre properties						
Capco Covent Garden	688.9	590.3	(107.9)	(15.4)%	24.[illegible]	23.4
Capco Earls Court	381.4	568.9	(66.3)	(10.4)%	10.[illegible]	33.3
Capco GCP	328.6	275.4	(71.0)	(20.2)%	13.2	14.0
Total Capco London	1,398.9	1,434.6	(245.2)	(14.5)%	47.4	70.7
Capco Opportunities	374.1	182.7	(65.5)	(27.2)%	18.7	11.3
Total UK non-shopping centre properties	1,773.0	1,617.3	(310.7)	(16.1)%	66.[illegible]	82.0
Capco USA						
Retail	268.6	343.3	(34.1)	(9.3)%	14.1	14.4
Business space	78.6	104.2	(6.9)	(6.4)%	4.2	5.0
Residential	33.6	38.4	(6.4)	(14.2)%	1.1	1.3
Total Capco USA	380.8	485.9	(47.4)	(9.1)%	19.4	20.7

2,153.8	2,103.2	(358.1)	(14.6)%	85.5	102.7

CHAIRMAN'S STATEMENT

2008 has been a year that the UK property industry would like to forget, but no doubt its unremitting gloom will be long remembered. In the last quarter, an already uncertain market dropped further following the crisis in the banking sector. While Liberty International's high quality assets are resilient, with prime regional shopping centres amounting to 79 per cent of the total and retail property 85 per cent overall, we are not immune to market stresses.

One manifestation of these difficult conditions has been our share price, which dropped in the year, mostly in the last quarter, from 1077p to 473p and further since the year end to 328p on 25 February 2009.

The reduction in net asset value per share for the year from 1264p to 745p is, evidently, disappointing, though it reflects market conditions. In fact our assets are holding up relatively well - a tribute to their calibre and focal position in their communities. The results and activities for the year are set out in detail in the attached Operating and Financial Review.

Early steps
Some two years ago at the end of 2006, we raised over £300 million of equity by a share placing at 1350p per share to finance the rare opportunity to acquire a large block of prime Central London assets, the Covent Garden Estate.

During 2007 we disposed of some non-core properties, at very satisfactory prices, and brought an investment partner into 40 per cent of our MetroCentre interest, enabling us to finance the Earls Court and Olympia acquisition which holds great promise for the future.

In 2008, we have disposed of further non-core properties, cut back capital expenditure and, at a non-recurring expense, reduced our ongoing cost base.

Including a further £160 million currently exchanged or under offer, aggregate asset sales since the end of 2006 now exceed the £1 billion mark and have been an important component in managing our financial position.

Current measures
At the end of 2008, after the savage fall in property valuations, our debt to asset ratio, which has been around the 40 per cent mark for the last decade, increased to 58 per cent, higher than we would like but not unmanageable.

The primary focus of the Board has, perforce, shifted from growth to reinforcing the financial strength of the Company. In the light of falling values and dislocation in the financing markets we have concluded that additional measures are necessary including potential further asset sales and new capital raising.

Our predominately non-recourse debt structure, with over 90 per cent of our debt asset specific and non-recourse, provides a great deal of financial flexibility, enabling the group to address issues on an asset by asset basis, with very limited cross-default exposure.

In terms of the residual corporate debt, we appreciate the support shown by our lending bankers who have since the year end agreed important changes to the terms of our £360 million corporate bank facilities, including extending overall maturity into 2011.

These changes are contingent on the group raising not less than £350 million of additional equity. Given current market conditions, the Board's intention would be to raise a greater sum through a combination of asset disposals and new capital.

Valuations
The dramatic fall in property values in 2008 has been of record proportions: the IPD monthly index of capital values has fallen 36 per cent since 30 June 2007 and the market has anticipated further falls.

In a business with a long time frame, investors and managers need to keep a sense of proportion. The valuations which we are required to obtain from third party professional valuers as at the date when we report our figures are only estimates of a possible sale price at a particular time. In a thin market they necessarily contain a greater than normal element of subjective judgement but also reflect general market sentiment, which in current circumstances may be expected to compound their negative aspects.

Real estate has an enduring character but one of its driving factors is the income yield. The current gap between property income yields and the return available on cash is unprecedentedly wide. This should attract investors back into the market when liquidity returns. We have always focussed on quality and once conditions ameliorate we look forward to a strong recovery.

Going forward
Liberty International intends to continue to be the holder of prime assets; with a shopping centre management team that is regarded as a leader in its field (and in the past, much of our growth has come from active management and redevelopment); with a team of senior executives very experienced in dealing in volatile markets; and with special interest situations such as the Covent Garden Estate and the Earls Court and Olympia sites. The opportunities in our London estate bode well for the group. Much of the strength and potential is inherent in existing assets which contain numerous active management and development opportunities.

We aim to be well positioned to withstand the difficulties that may arise in the short term while maintaining Liberty International's prospects in the medium and longer term. Within the business, we shall continue to conserve resources, strengthen our balance sheet, exert a continuing downward control on costs and hold ourselves ready to benefit when the market recovers in due course. We believe retail and consequently prime retail property should be at the forefront of such recovery.

Dividends and dividend policy
Given financial market conditions and the debt contractionary environment, we believe it to be in shareholders' best interests to restrict the dividend for 2008 to the 16.5p interim dividend already paid which exceeds the expected minimum required under UK REIT legislation of 12.8p per share, an amount well below the 29.0p adjusted earnings for the year because of capital allowances from our development programme and capitalised interest. This decision has been a particularly difficult one as we have had a long track record of steady dividend growth from 4.5p per share in 1985 to 34.1p per share in 2007.

In respect of 2009, the Board would also seek to maintain, subject to available resources, the interim dividend for 2009 at the level of 16.5p per share or the minimum PID requirement if greater. This decision, as well as the dividend policy for future years, will be kept under review.

Executive remuneration
In respect of the financial year 2008 the executive directors have declined any bonus other than (in two cases) the amount to which the company was already committed as part of joining arrangements. Also, except for one contractual entitlement, no salary increases have been requested by or granted to executive directors.

To ensure the company benefits from appropriately motivated executives, we intend to grant some options to executive directors and other senior staff in due course. Such options will not be exercisable unless suitable performance conditions are met, and then only after at least 3 years.

Prospects
Perception and its travelling companion, momentum, are always the drivers of sentiment, but these things turn. We believe we have been taking and will continue to take important steps to position the company to benefit from a recovery in economic and market conditions.

I must end by thanking my fellow directors and our very busy and committed staff for their continuing support and their enthusiasm as they go about the company's business.

Patrick Burgess
Chairman
26 February 2009

OPERATING AND FINANCIAL REVIEW

OPERATING REVIEW

Results for the year
The outcome for 2008 should be considered in the context of the markedly more adverse UK financial and economic background. The results are dominated by the £2,051 million deficit on revaluation of investment properties, an overall reduction of 22.5 per cent, with £969 million, an 11.8 per cent reduction recorded in the last quarter of the year. This revaluation result has driven the fall in net assets per share (adjusted, diluted) from 1284p to 745p.

Underlying profit before valuation items reduced from £127.7 million (36.0p per share) to £103.3 million (29.0p per share). Two main factors caused the reduction, an £11.9 million fall (4.4 per cent) in like-for-like income from Capital Shopping Centres ("CSC") mostly through tenants going into administration and £11.6 million of one-off internal reorganisation expenses.

Total investment properties have reduced from £8.7 billion to £7.1 billion. An important measure of our financial position, the debt to assets ratio, which has been around and mostly just below the 40 per cent mark for the last decade, increased substantially to 58 per cent.

Full details of the financial results for the year and comments on the group's financial position are contained in the accompanying Financial Review.

External background
External factors which had begun to impact on the group in the second half of 2007 became substantially more negative in 2008, particularly in the last quarter:

- The availability of credit for UK property companies dwindled rapidly following turmoil in the banking sector, with credit spreads rising markedly.

- Market values for UK commercial property fell steeply with the benchmark IPD monthly index indicating a 27 per cent reduction in capital values in 2008 (15 per cent in the last quarter).

- The UK economy moved into technical recession with the third quarter showing a 0.6 per cent fall in GDP and the final quarter a 1.5 per cent fall.

- Consumer confidence indices fell to record low levels driven by fears of rising unemployment.

- Retail tenant failures increased during 2008, most notably in December 2008, and in early 2009.

Our response
We have responded to the changing environment in a number of ways, in particular:

- Prioritising cash management and capital structure for example through the revised dividend policy announced with these preliminary results, and around the year end, the early conversion into ordinary shares of £19 million of convertible bonds, with a further conversion of £13 million since the year end.

- Reducing capital expenditure and deferring projects other than where already committed, for example putting the Westgate, Oxford shopping centre

redevelopment on hold.

- Reducing administrative expenses, particularly by lowering headcount especially in the development area. In order to achieve these reductions, some additional costs have been incurred in 2008, with the benefits to emerge in 2009 and beyond. We are targeting a reduction in administrative expenses for 2009 to £45 million, including the operational expenses of the Earls Court & Olympia exhibition business, compared with £53 million in 2008.

- Continuing our programme of disposals of non-core assets, a further £200 million of assets were sold in 2008 at a small deficit of £6 million to book value at the end of 2007. This follows £340 million of asset sales in 2007 at £37 million above 2006 year end book values and in early 2007 we achieved a 40 per cent reduction in CSC's interest in MetroCentre, Gateshead, which valued the 40 per cent property interest at £426 million. MetroCentre is still fully consolidated because of the group's residual 60 per cent interest and exercise of control. Additionally, we have a further £160 million of sales, including CMBS investments, currently exchanged or under offer.

- Refining our strategic focus in recognition of the reduced availability of long term finance. We view the UK regional shopping centre business of Capital Shopping Centres (CSC) and the central London activities of Capital & Counties, particularly Covent Garden and Earls Court, as the key components for the future long term success of the business.

- Engaging with our corporate lending bankers to stabilise the financial position of the company by amending key lending conditions, thereby reducing the risks of any covenant breach.

Property valuations

The extent to which commercial property valuations have been under pressure from the severe restriction on credit availability and the reduced appetite for risk has been well documented. The end of June 2007 marked the turning point and 2008, especially the last quarter, saw a fall of record proportions.

In this difficult environment where absolute returns have been extremely unattractive, one consolation is that we have at least significantly outperformed the benchmark IPD monthly index with our Central London and USA assets in particular demonstrating notable resilience:

	Three months ended 31 December	Year ended 31 December	Eighteen months ended 31 December

	2008	2008	2008
UK regional shopping centres	-13.8%	-25.4%	-30.2%
UK non-shopping centre properties	-7.2%	-16.1%	-19.0%
USA	-7.1%	-9.1%	-6.6%
Total Group	-11.8%	-22.5%	-27.2%
IPD monthly index (all property)	-15.3%	-27.1%	-35.5%

In 2008, the direction of interest rates and property yields diverged markedly. Especially in the last quarter of the year, interest rates moved rapidly downwards, with the 10 year interest rate swap declining in the year from 5 per cent to 3.45 per cent, while property yields moved sharply upwards. The change in valuation yields in respect of our UK assets was as follows:

	Nominal equivalent yield (per cent)			
	31 December 2008	30 September 2008	31 December 2007	30 June 2007
UK regional shopping centres	6.57	5.88	5.03	4.77
UK non-shopping centre properties	5.84	5.42	5.09	4.95

Estimated rental values ('ERV') used by the valuers held up well in 2008, with the ERV of CSC's regional shopping centres contributing a positive 1.2 per cent to the valuation outcome for the year. We expect ERV to come under pressure in 2009 reflecting the more difficult retail trading and letting market conditions.

Shopping centre development valuations suffered particularly severely as the full impact of higher yields, anticipated longer letting periods and lower overall rental income was absorbed into the site value or carrying value of the partially completed projects. St David's 2, Cardiff incurred a revaluation deficit of £125 million, reducing the carrying value of the development to £90 million. Westgate, Oxford incurred a £39 million deficit largely as a result of abortive costs as we put the development project on hold, with the centre in its present state valued at £65 million.

It is widely anticipated that there will be further reductions in UK commercial property capital values in 2009, reflected by the discount to reported historical net asset values at which the share prices of UK-listed real estate companies currently trade, and the current pricing of derivative contracts linked to the forward performance of the IPD index.

Capital Shopping Centres
(Market value of assets £5,010 million, 70 per cent of group total)

CSC is the market leader in prime UK regional shopping centres and has always focused on retail assets of the highest quality, with our ownership including 9 of the UK's top 30 regional shopping centres. The benefit of this approach becomes most obvious in more difficult periods, with occupancy at high levels as described below and our assets performing well operationally compared with retail assets of lower quality.

CSC's prime regional centres aim to provide variety, diversity and volume of shops in a single location containing the most attractive flagship and department stores, offering the best services and providing a safe, stress-free and rewarding experience.

Our retailer tenant mix is diverse. The top 20 tenants account for 38 per cent of CSC's rent roll with the top 3 (Arcadia, Boots and Next) accounting for 11 per cent. National or international multiple retailers represent over 90 per cent of the rent roll.

The winning retailer formats in 2008 were value brands and trusted names with a strong complementary on-line presence. 2008 saw the disappearance of several high street names such as Woolworths, The Pier and Zavvi together with a number of smaller and independent retailers.

Key indicators of performance were as follows:

- Estimated footfall at CSC's centres in 2008 has shown considerable resilience, with our 12 completed centres recording an increase to 229 million customer visits compared with 225 million the previous year. Encouragingly, the last nine weeks of 2008 showed stronger growth than the year as a whole and growth has continued with increased footfall year-on-year to date in 2009.

- Retail sales year on year in 2008 excluding food according to national statistics (ONS) were positive for the year as a whole at 0.9 per cent growth, although the second half saw a slowdown. Based on the figures we receive from tenants at CSC's centres, trading at our centres in 2008 is estimated to have generally reflected the national trend, excluding those centres affected by new development.

- Occupancy levels at year end remained high at 93.7 per cent. However the final quarter in particular saw a number of additional retailer failures, 15 of which affected CSC's portfolio involving 59 units out of CSC's 2028 units in aggregate (9 months to 30 September 2008 - 31 tenants, 76 units)

The impact of these tenant failures in terms of bad debt and lease incentive write-offs within CSC's like-for-like rental income has been as follows:

	Year ended 31 December 2008 £m	9 months ended 30 September 2008 £m	Year ended 31 December 2007 £m
Bad and doubtful debts	(8.2)	(7.2)	(4.7)
Lease incentive write-offs	(9.3)	(3.0)	-
	(17.5)	(10.2)	(4.7)

The resultant reduced occupancy level adjusted for units affected by administrations still to be re-let, was 93.6 per cent at 31 December 2008 (compared with 97.9 per cent at 30 September 2008). 1.8 per cent of income is currently in advanced re-letting negotiation and if successfully secured, would increase occupancy to 95.4 per cent. These figures have not changed materially since 31 December 2008 as re-lettings have broadly matched a further 1.3 per cent by rent of tenants going into administration.

The continued health of our retail tenant base is of overriding importance to our long term success. We are dealing proactively with tenant issues which have emerged in 2008 and will undoubtedly continue to be a factor in 2009 given difficult trading conditions for retailers.

- Letting activity has been a focus of 2008 as we managed for occupancy in order to underpin the attractiveness of our shopping centres. We have made 244 tenancy changes involving £18.1 million of new annual passing rent, with over 60 per cent of the income generated related to long term lettings which produced additional annual rental income of £4.1 million per annum. These tenancy charges in the year included 94 long term lettings, 76 short term lettings, 55 lettings by our commercialisation business, CSC Enterprises, and 19 turnover-only transactions.

Short term lettings have generally been agreed below previous rental levels, but are an important part of the overall strategy to manage for occupancy maintaining attractiveness of the centres and minimising exposure to void costs.

- Rent review settlements have continued to be agreed in line with our expectations, with 15 per cent of CSC's income due for rent review during 2008 primarily at Cribbs Causeway.

In 2009, 13 per cent of CSC's rental income is due for review, primarily the second cycle of rent reviews at Braehead, Renfrew, Glasgow, falling in September.

During 2010 and 2011, 56 per cent of income is due for review split equally at 28 per cent each year.

In 2010, the first cycle of rent reviews at Norwich falls due together with the fourth cycle at Lakeside. Rent review strategies for regional shopping centres are commenced well in advance of the rent review date.

- CSC's lease expiry profile is robust with only 2 and 3 per cent of rent expiring in 2009 and 2010 respectively. The first major round of lease expiries is at MetroCentre in 2011 which management are already addressing pro-actively.

- Excluding tenants in administration, 97 per cent of the December quarter rent, the first quarter income for 2009, has now been collected with the balance largely relating to a small number of payment plans granted on the grounds of proven hardship.

- Our focus on improvements to customer service and amenities has continued. During 2008 new centre websites were completed and a mystery shopper programme introduced together with benchmarking of our centre management operations.

- Asset and centre management initiatives are ongoing at our completed centres to continually respond to both our retailer and shopper aspirations. We have numerous value adding development opportunities which can be undertaken when market conditions are appropriate.

Notable active management initiatives in 2008 have been as follows

- Upgrade of the leisure and dining facilities in the Yellow and Blue Quadrants at MetroCentre, Gateshead
- A new 36,000 sq ft. flagship store for New Look at Braehead, Renfrew, Glasgow and intended relocation of Sainsbury's to the adjoining retail park
- Retail park refurbishment and food court remodelling at Cribbs Causeway
- Completion of two projects at Eldon Square, Newcastle with the third and largest project, Eldon Square South, due to complete in Spring 2010, increasing the overall size of the centre to 1.3 million sq ft. The new mall, St Andrew's Way, is 73 per cent let by income, 82 per cent by area
- Remodelling of Bromley High Street units to provide 50,600 sq.ft. of new space at The Glades.

- CSC's largest development project St David's, Cardiff, a joint venture with Land Securities, is on programme to complete in Autumn this year. The project will extend the existing St David's centre by 967,500 sq.ft. to 1.4 million sq ft overall. Overall around 125 new shops and restaurants are being developed which, when added to the existing centre, will enlarge St. David's into one of the UK's largest city centre retail schemes.

We are confident of the future prospects for the enlarged St. David's centre with the existing centre already attracting 22 million customer visits each year

Cardiff is expected to rise to 8th place in the UK retail rankings on completion of the St. David's development which has already attracted several new retailers to Wales.

The new library was handed over to Cardiff Council on schedule in December and John Lewis is currently fitting out its store. Cardiff will be its largest store outside London.

51 per cent of the area and 40 per cent of anticipated rental income is currently either exchanged or in solicitors' hands. A further 10 per cent by income is in contractual negotiation or at heads of terms stage.

In 2008 a significant number of new shopping centres opened during the year adding over 10 million square feet of retail space, generally well let. In 2009, only a small number of large retail schemes are due to open including St David's Cardiff. Following this, supply will be curtailed sharply, as the current economic environment has halted many projects in the pipeline.

However, we anticipate the letting market to continue to be challenging in 2009 as retailers approach expansion with caution.

Schedule 4 sets out details of asset management initiatives at CSC's individual completed regional shopping centres, together with data on operating performance. CSC's major developments and CSC's rent review and lease expiry profile

Capital & Counties
(£2.1 billion of investment properties, 30 per cent of group total, and £129 million of investments)

Capital & Counties is principally engaged in non-shopping centre investments focussed on Central London. It also manages the development and international activities of Liberty International and Capital Shopping Centres. Capital & Counties is arranged into large business units comprising Capco London (£1,434 million), Capco International (£580 million) and Capco Opportunities (£218 million).

In a challenging environment, we made firm progress across our business units.

The strong performance on a relative basis validates the strategy of focussing on prime assets and disposal of non-core properties. Conditions will remain difficult in the immediate future but we believe that the steps taken over the last two years to realign Capital & Counties will enable the business to outperform the general

market and once conditions stabilise each business unit has a defined objective and a promising future.

Disposals of non-core assets in 2008 of £202 million resulted in a small deficit of £6 million to end-2007 market values. In addition to this around £136 million of investment property sales are currently exchanged or under offer.

Capco London
(£1,434 million investment properties, 20 per cent of group total)

- Capco Covent Garden

(£590 million investment properties, 8 per cent of group total)

Our enhancement strategy has gained support from key stakeholders and our vision to position Covent Garden as a world class district has been welcomed by target retail brands.

Tenant engineering has commenced in earnest and we expect to welcome high quality retailers into the established mix. In 2008 we introduced 8 new retailers to the estate. Selective enhancement and refurbishment work commenced with planning applications made most notably for Bedford Chambers which is contracted to a major global retailer.

Marketing and rebranding drove visitor numbers of approximately 43 million with average dwell time of 2.75 hours.

At the year end, portfolio occupancy was strong at 97 per cent by rental value and the capital value of the estate held up relatively well, recording a 15.4 per cent revaluation deficit.

- Great Capital Partnership (GCP)

(£275 million investment properties, 4 per cent of group total)

GCP undertook a major property swap with the Crown Estate in 2008 involving 580,000 sq.ft. of space in Central London with an aggregate value as at 31 December 2007 of £353 million. In addition, the partnership made 4 acquisitions, our share amounting to £9 million. Capital values reduced by 20.2 per cent during the year. Although headline rents in the West End will undoubtedly come under pressure, the GCP portfolio with an average rent of £36 psf is considered reversionary and its strategic focus on prime properties with added value potential should prove beneficial. At 31 December 2008 portfolio occupancy was 86 per cent by rental value with 6 per cent under refurbishment.

- Earl's Court & Olympia

(£569 million investment properties, 8 per cent of group total)

The underlying exhibition business, EC&O Venues, performed very soundly in 2008 with turnover increased from £61.0 million to £62.2 million and EBITDA before exceptional items increased from £18.2 million to £20.4 million. Forward bookings for 2009 are currently running at levels not far short of 2008.

We have made good progress with our longer term plans and are in the process of documenting a vision agreement with adjacent landowners for a major integrated mixed use development around Earls Court.

During the second half of 2008, we acquired a 50 per cent interest in the Empress State building for a cash consideration of £33.1 million. The total value of our interest in the new partnership was £113 million, with the balance being funded by an asset-specific, non-recourse loan. As required by IAS 27 "Consolidated and Separate Financial Statements", this acquisition has been fully consolidated with the 50 per cent third party share adjusted through minority interest. This 470,000 sq.ft. 30 storey building is strategic to our plans at Earls Court and benefits from an index-linked lease with 11 years remaining to a government tenant, the Metropolitan Police.

In valuation terms, the Earls Court investment performed creditably with a 10.4 per cent reduction in capital value.

International - USA
(£486 million investment properties, 7 per cent of group total)

Our portfolio in California remained robust in terms of both income and value. Net property income for the year remained stable with a small reduction in like-for-like income of 1.3 per cent. As at 31 December 2008, the occupancy level was 94 per cent.

Turnover at our retail properties in Q4 was slightly weaker than in previous years with the retail and office leasing markets softening in line with the fall in economic activity. Overall the number of tenant failures was relatively small with 4 tenants occupying 11,000 sq.ft. (0.5 per cent of the portfolio) going into administration. 3,800 sq.ft. of this retail space was relet in December.

The Serramonte Centre continues to trade well with net rental income ahead of budget at $14.7 million. With the introduction of a visitor counting system at the end of 2007, we are able to report customer numbers for the first time this year of 8.9 million.

An aggressive programme of cost saving initiatives was initiated in the second half of the year, for example the development division was disbanded. This should reduce 2009 operating overheads substantially compared with 2008.

International - other
(Investments of £95 million)

In China our relationship is developing well with Harvest Capital and China Resources. Our first co-investment in Harvest Capital's fund CR1 is showing a surplus. In India, our joint venture Prozone Liberty, in which we have a 25 per cent interest, is working on four major shopping centre projects with the first in Aurangabad due for completion in 2010.

Capco Opportunities
(Investment properties of £183 million, 3 per cent of *group total*, and investments of £35 million)

We continue to sell the remaining legacy assets with a reduction in investment properties in the year from £374 million to £183 million and net rental income reduced from £18.7 million to £11.3 million.

Dividends
Liberty International became a UK Real Estate Investment Trust ("REIT") on 1 January 2007.

Under UK REIT regulations the group is required to distribute a minimum Property Income Distribution ("PID") amounting to not less than 90 per cent of the taxable profits of its UK property rental business.

As a result of capital allowances and capitalised interest relating to the group's development activities, the required minimum PID is substantially less than reported underlying earnings. In respect of 2008, the group will restrict the dividend to the 16.5 pence per share interim dividend already paid which exceeds the expected minimum PID requirement for 2008 of 12.8 pence per share.

In the light of prevailing market conditions where cash conservation and debt reduction are a priority, the Board believes it to be in the best interests of shareholders not to pay a final dividend in respect of the 2008 financial year as the minimum PID requirement has already been met.

The Board would also seek to maintain, subject to available resources, the intended dividend for 2009, at the level of 16.5 pence per share or the minimum PID requirement if greater. This decision, as well as the dividend policy for future years, will be kept under review.

Interim management statements
Since conversion to a REIT in January 2007, Liberty International has provided full quarterly reports with property valuations.

Feedback from market participants has however indicated a preference for interim management statements rather than full quarterly reports for the first and third quarters and we have concluded that the additional detail in the full quarterly reports relative to the information available from an interim management statement does not justify the extra time, effort and expense in their preparation and analysis.

Therefore, with effect from the first quarter of 2009, we intend to publish interim management statements rather than full quarterly reports for the first and third quarters of the year. Full reports with property valuations will be prepared at the half year and year end.

Extraordinary General Meeting
It is expected on the basis of these preliminary results that when the group's financial statements are audited and sent to shareholders in advance of the Annual General Meeting ("AGM"), the existing borrowing limit in the Articles of Association of 1.5 times adjusted capital and reserves will be exceeded. This will be almost entirely as a result of the revaluation of the group's properties. An extraordinary general meeting will be called to amend this limit in advance of the AGM and a notice will be sent to shareholders shortly. The proposed amendment will be to suspend the borrowing limit until the company's AGM in 2011 given the likely future

volatility in market valuations and to reinstate the limit thereafter at 2 times adjusted capital and reserves, subject to review at the time of the 2011 AGM.

Corporate Responsibility
Our corporate responsibility policies, covering a wide range of environmental and community engagement initiatives are directly tied to the needs of the business.

We aim to manage and minimise our impact on the environment. We are delighted that, for the first time 2008 saw a greater volume (42 per cent) of waste generated by our shopping centres being recycled as opposed to being sent to landfill (37 per cent). We also recorded a 7 per cent reduction in our carbon footprint across CSC managed shopping centres.

As long-term investors, it is vital that despite tougher economic conditions we continue to engage fully with the communities who sustain and support our business. In general, we focus on supporting youth, education and the prevention of crime in the neighbourhoods surrounding our assets.

In 2008, centre management teams contributed over 4,500 hours to community related projects. As an example, The Breakthrough Apprenticeships initiative based at The Victoria Centre, Nottingham, working with the charity Catch22, has seen 19 young people from troubled local communities taking their first steps onto the employment ladder. Carefully developed programmes such as this are important as our prime shopping centres and other major assets are focal points of the wider community.

Regional shopping centres have an enormous economic multiplier effect across their community. For example, we estimate some 60,000 people are employed at our shopping centres. The development of the St David's Shopping Centre in Cardiff is currently providing employment for some 1300 people, many local to the area.

The strength of our commitment is demonstrated by inclusion in a number of social reporting indices including FTSE4Good, Business in the Community Top 100 Companies, and the Johannesburg Stock Exchange SRI Index.

Prospects
2009 will undoubtedly be a further difficult year for the UK economy and the property industry.

However, a combination of important factors which should be positive for a recovery are in place but have yet to take effect. In particular, the fall in sterling, lower prices for fuel and commodities, and Government-induced measures such as lower interest rates, the recapitalisation of the banking sector and the reduction in VAT from 17.5 per cent to 15 per cent should in aggregate be beneficial.

Furthermore, while the retail failures in 2008 and early 2009 will have a negative impact on our net rental income for 2009, the process of eliminating less successful retailers which accelerates when market conditions are more difficult is ultimately a healthy one. The remaining retailers should benefit from reduced competition and in due course along with new entrants to the sector will look to expand to fill the available space, particularly in quality locations such as we possess. We anticipate that retail is likely to be at the forefront of economic recovery in the UK and, given the key advantage of our close working relationship with the UK's major retailers, Liberty International should be an early beneficiary.

Positives for Liberty International are:

- The quality of our underlying assets including:
  - 14 prime UK regional shopping centres with 9 of the top 30 in the UK, including 4 of the 8 out-of-town regional centres in the UK; Lakeside, Thurrock; MetroCentre, Gateshead; Cribbs Causeway, Bristol; and Braehead, Renfrew, Glasgow.
  - The Covent Garden Estate where we have consolidated a substantial block in the heart of London's West End, with good prospects for the tourist component of the customer base as sterling weakness increases London's attraction to overseas visitors.
  - Earls Court & Olympia, a sound operational business with major medium to long term development prospects from the Earls Court site.
- A predominately non-recourse debt structure with over 90 per cent of the group's debt being asset specific and non-recourse with no major debt refinancings until the Lakeside CMBS in 2011.
- A sharp reduction in the retail supply pipeline in the UK, with projects which have not already started unlikely to be open for some years, given the timescales involved in bringing major shopping centre projects to fruition. The prime quality, scarcity value and strong competitive position of our UK regional shopping centre assets is therefore unlikely to be substantially further challenged for a sustained period, which bodes well for the long term performance of our assets and their recovery potential when conditions improve.
- The modest size in relation to the company as a whole and high quality of our development programme, in particular the St David's Cardiff development at the heart of one of the UKs major cities which has excellent long term prospects notwithstanding the near term letting challenges.
- Limited exposure to the more difficult retail sectors in the UK, namely bulky goods, big ticket items and the household goods sector.

- Occupancy levels at our regional shopping centres which, while lower than we may have been accustomed to in recent years, are likely to significantly exceed levels at more secondary assets, thereby increasing the relative attraction of our centres.

- Increased footfall at our centres to date in 2009 compared with 2008 indicating stronger performance from prime centres compared with secondary assets in these more difficult conditions.

- Limited lease expiries in 2009 and 2010 with most of our rental income for these two years contractually committed.

- Asset values now stated at substantially more defensive levels following the falls in the second half of 2007 and in 2008.

- A committed management team who have experienced previous recessionary cycles.

- Ample opportunities within our existing assets for active management and development projects when market and financial conditions permit.

Important objectives for 2009 include

- To maintain occupancy levels at our existing assets and secure development lettings in a difficult letting market where, until a measure of confidence returns to financial markets and the general UK economy, further retailer failures must be anticipated.

- To conserve cash resources and strengthen the financial position of the company in the face of possible further falls in asset values, while progressing active management and development initiatives for launch when market conditions are more suitable.

- To position the group for market recovery in due course with retail, and thereby prime retail property, likely in our view to be at the forefront of such recovery.

FINANCIAL REVIEW

Results for the year ended 31 December 2008
The results for the year ended 31 December 2008 reflect a deteriorating retail environment, a rapid fall in property values and a sharp decline in interest rates. The first of these impacted the underlying profit before tax, which fell by 19.1 per cent from £127.7 million to £103.3 million, and adjusted earnings per share which fell by 19.4 per cent to 29.0p. Mark-to-market accounting on property values and interest rate swaps, generated significant non-cash charges to the income statement.

Income statement and earnings per share
The reduction in underlying profit is shown in appendix 1. To view appendix 1, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9010N_-2009-2-25.pdf

Net rental income for the group increased by 2.5 per cent to £383.5 million. CSC's bad debts, the write off of lease incentive assets and consequent rise in irrecoverable costs contributed to the reduction in CSC's net rental income of £8.0 million to £280.8 million.

Capital and Counties net rental income increased by £17.2 million reflecting the full year contribution of Earls Court and Olympia (£28.6 million in 2008, £10.1 million in 2007) and Empress State (£4.6 million in 2008, £nil in 2007), partially offset by the impact of disposals. Like for like income was also impacted by planned vacancy and marketing costs at Covent Garden.

Administration expenses in 2008 increased by £13.0 million to £63.2 million. This includes the £10.0 million operating overhead of Earls Court and Olympia (2007 - £5.1 million). The remaining increase included a number of one-off costs associated with restructuring and advisory projects as follows:

	£m
Re-organisation costs including redundancy	5.6
IT outsourcing costs	4.0
One-off projects	2.0
	11.6

The re-organisation costs were incurred in a number of business areas and will reduce costs in areas particularly affected by the current economic environment. The one-off projects costs were related to advice on the debt and capital structure of the group.

Net finance costs increased by £16.7 million reflecting increased debt arising from a net cash outflow. Net external debt increased by £474.6 million during 2008, as set out below.

Balance sheet

	2008 £m	2007 £m
Investment and development and trading properties	7,107.7	8,666.5
Investments	128.6	51.0
Net external debt	(4,099.5)	(3,624.9)
Other assets and liabilities	(1,151.0)	(383.7)
Net assets	1,985.8	4,706.9
Minority interest	(27.8)	(201.9)
Attributable to equity shareholders	1,958.0	4,507.0
Fair value of derivative financial instruments	659.0	57.7
Other adjustments	78.1	71.5
Adjusted net assets	2,695.1	4,636.2
Effect of dilution	102.8	121.0
Net assets (diluted, adjusted)	2,797.9	4,757.2

The reduction in properties during 2008 is due to the revaluation deficit of £2,051 million, partially offset by capital expenditure of £566 million. During 2008 additional investments were made overseas and in third party CMBS notes.

The substantial increase in other assets and liabilities is due to the £717 million increase in the fair value provision for financial derivatives, principally interest rate swaps as a consequence of the sharp reduction in UK interest rates in the final quarter of 2008. The interest rate swap fair value provision of £659 million is added back to arrive at adjusted net assets.

Adjusted net assets per share

A graph showing adjusted net assets per share is shown in appendix 2. To view appendix 2, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9010N_4-2009-2-25.pdf

Adjusted net assets per share declined by 41.0 per cent in 2008 to 745 pence at 31 December 2008. The property valuation decline of 557 pence was the most significant factor in the reduction in adjusted net assets per share. The other non-operating reduction of 13 pence includes the goodwill impairment charges related to Earls Court (£13.4 million) and Covent Garden restaurants (£21.6 million). The positive movement arising from minority interest is principally due to the minorities' share of the property valuation decline.

Cash flow
The group cash flow shows a net outflow of £334.5 million in 2008. The net outflow reflects the net investment in property assets during 2008.

The table below illustrates that cash from operations has increased from 2007, reflecting the absence of adverse working capital flows in the previous year. Working capital movements generated a small positive cash flow in 2008.

The major components of the £400.9 million expenditure on property developments and investments are the expenditure on the group's major developments at Cardiff (£76.4 million) and Oxford (£27.5 million), the purchase of Empress State (£33.1 million) and investments (£89.0 million).

	2008 £m	2007 £m
Recurring cashflow from operations	131.2	57.3
Property development/investments	(400.9)	(694.7)
Sale of property/investments	106.6	411.2
REIT entry charge	(48.4)	(15.6)
Dividends	(123.0)	(122.1)
Cashflow before financing	(334.5)	(363.9)

Financial position

The vast majority, over 80 per cent, of the group's debt has been arranged on a non-recourse, asset-specific basis. This structure permits the group a higher degree of financial flexibility in dealing with individual property issues than a financing structure based on a single group-wide borrowing facility.

In addition to the non-recourse debt, the group has a corporate revolving credit facility of £350 million, which can be utilised to fund development and investment opportunities before they reach the stage that they can support their own financing arrangements.

Net external debt increased from £3,625 million at 31 December 2007 to £4,100 million at 31 December 2008. At this date the debt to assets ratio was 58 per cent (31 December 2007 - 42 per cent). The group had cash and available facilities of £291 million and was in compliance with all of its corporate and non-recourse asset-specific loan covenants.

Group debt ratios were as follows:

	31 December 2008	31 December 2007
Debt to assets	56%	42%
Secured debt to secured assets	63%	55%
Net unsecured debt to unsecured assets	21%	3%
Interest cover	145%	166%
Weighted average debt maturity	5.8 years	6.7 years
Weighted average cost of debt	8.0%	6.0%
Proportion of net debt with interest rate hedged	100%	100%

Debt structure and maturity

A graph showing movement in net debt during 2008 is shown in appendix 3. To view appendix 3, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9010N_1-2009-2-25.pdf

£322 million was drawn from existing facilities; £180m on the secured loan on the Victoria Centre, Nottingham and £140 million from the group's unsecured bank loans. During the year two new facilities were put in place secured on the assets of joint ventures. Our share of the loan secured on the Great Capital Partnership assets was £112 million with a further £78 million secured on our share of the Empress State partnership. £78 million of partner related finance further increased the debt total. Cash balances of the group fell from £188 million at 31 December 2007 to £71 million at 31 December 2008, resulting in a £118 million increase in net debt.

The purchase of £111 million of CMBS notes linked to our loans at Lakeside, MetroCentre, Watford and Braehead helped to offset new borrowings and £158 million of debt outstanding at 31 December 2007 was repaid. Other movements were the conversion of bonds to equity, reducing debt by £19 million and an increase in debt of £59 million on the currency translation of US dollar debt.

A graph showing debt structure and maturity is shown in appendix 4. To view appendix 4, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9010N_2-2009-2-25.pdf

There are no significant debt repayments due in 2009. The largest element of the 2009 repayments are £48 million loan amortisation of non-recourse secured debt and the maturity of £32 million of unsecured bonds in March 2009.

In 2010, £196 million of debt falls due for repayment including £79 million convertible bond (£92 million at 31 December 2008 less £13 million converted in January 2009). The first significant maturity of secured debt, the Lakeside Shopping Centre, occurs in July 2011. A detailed breakdown of the group's debt maturity is shown at the end of the Financial Review in Schedule 2

Financial Covenants

The group has financial covenants that apply to £3.1 billion of secured non-recourse debt. The two main covenants are Loan to Value (LTV) and Interest Cover (IC). The actual requirements vary and are specific to each loan. At 31 December 2008 £866 million of non-recourse loans had no loan to value requirement. At 31 December 2008 and for all covenant test dates to 25 February 2009 the group is fully compliant in all financial covenant tests certified to lenders. Full details are shown in Schedule 3

There are loan to value and interest cover tests that apply to the group's £517 million of joint venture borrowing. These are tested quarterly and at 31 December 2008 all tests were met.

There are four financial covenant tests that apply to the £360 million of unsecured term and revolving credit bank loans to Liberty International PLC. These are net worth, interest cover, borrowings to net worth and a secured borrowings to net worth test. These are tested semi-annually on a number of the group's companies, the Borrower Group, and at 31 December 2008, the latest certifiable date, all tests were satisfied.

There is a minimum capital cover and interest cover condition applicable to the £231 million mortgage debenture tested semi-annually at 30 June and 31 December. At 31 December 2008 both tests were satisfied.

Compliance with financial covenants is constantly monitored. In the case of CMBS related debt and non-recourse bank loans, a potential breach would be discussed with lenders. This could result in a re-negotiation or possible waiving of the covenant. Actual covenant breaches can be rectified by a number of remedies such as additional security, temporary cash deposit or partial repayment before an event of default occurs

The table below illustrates the cash that could be required to partially repay certain non-recourse loans in order to remain within covenant limits, for a range of falls

in property valuations from the 31 December 2008 valuations. In certain circumstances, the group has assumed that a potential breach would be remedied through granting the lender additional security rather than partial loan repayment.

Fall in property values from 31 December 2008 %	LTV cash cure requirement in non-recourse facilities £m
5	2
10	20
15	73
20	137
25	233

Fair value of debt and financial instruments
During the first half of 2008 interest rates gradually increased with 10 year sterling swap rates rising from around 5 per cent to peak at 5.75 per cent in June. In the third quarter of 2008, long term interest rates receded towards levels at the start of the year. As markets responded to the crisis in the banking sector and the resultant government support for banks, a rapid downward shift in market interest rates emerged. The 10 year sterling swap rate at the end of September 2008 stood at approximately 5 per cent and fell to end the year at 3.45 per cent, a decline of 1.55 per cent.

At 31 December 2008 the group's net debt was fixed by interest rate swap contracts in accordance with the group's policy and lender requirements to eliminate substantially all short term risk and a proportion of medium to longer term risk as set out in the table below in respect of changes in interest rates. Whilst interest rate swaps offer protection from higher interest rates and provide a high degree of predictability on future cashflows, they provide no opportunity to gain when interest rates fall. Furthermore, the movement on the revaluation of derivative financial instruments affects the group's income statement. For the year ended 31 December 2008 the group recorded a deficit in the Income Statement of £665 million on the change in the value of financial instruments. Almost all of this movement was recorded in the last quarter of 2008 in line with the decline in interest rates.

A shift up or down in the yield curve has a great impact on the mark-to-market valuation of long dated interest rate swaps. At 31 December 2008 a movement of 0.1 per cent in the yield curve would affect the fair value of the group's derivative financial instruments by approximately plus or minus £5 million. At 23 February 2009, the fair value provision of derivative financial instruments is recorded at £538 million, an improvement of £201 million since the year end

As at 31 December 2008 the value of derivative financial instruments recorded on the balance sheet is £789 million. This total includes all derivatives entered into by the group to hedge its currency and interest rate risk exposures. Should market rates remain unaltered from their level recorded at 31 December 2008 the chart shown in appendix 5 illustrates how the value would decline over time. To view appendix 5, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9010N_3-2009-2-25.pdf

The fair value of the group's floating rate liabilities is not included in the adjustment to net assets per share. Whilst it is difficult to market value many of these bank loans, debt relating to the issuance of commercial mortgage backed securities (CMBS) can be traded and valued. The group's CMBS related debt which amounted to £1,563 million at 31 December 2008 and shown on the balance sheet at amortised cost, had a market value of £1,116 million. The £447 million discount is equivalent to 122 pence per share.

Interest rates
The group's current net debt total is fully hedged through a combination of fixed rate debt and interest rate swaps. The following interest rate swap summary table highlights the lower applicable swap rate as contracts mature with the average rate falling from 5.28 per cent to 4.40 per cent. The current market rates for interest rate swaps are substantially lower than the group's current average and therefore the group could expect to benefit from lower rates as new contracts are entered into

Interest rate swap summary In effect after:	Net amount £m	Average rate %
1 year	3,595	5.28
2 years	3,575	5.27
5 years	3,184	5.16
10 years	2,425	4.69
15 years	2,100	4.58
20 years	2,100	4.58
25 years	1,625	4.40

Financing and treasury activities
Two new debt transactions were completed in 2008:

- Great Capital Partnership (a joint venture with Great Portland Estates) completed a £225 million five year loan (group share £112 million) in March 2009.

- Empress State Partnership (a joint venture with Land Securities) completed a £159 million five year loan in August 2008.

Two other notable changes to group debt occurred during the year. First, in early 2008, the group purchased, at a discount to par, £111 million nominal of CMBS. The notes purchased relate to the non-recourse debt of certain CSC's properties and profit of £13.1 million was included in other finance income. The group currently holds £221 million CMBS relating to CSC assets, held on the balance sheet as a deduction from the group's debt, at par value. Secondly, in the last quarter of the year, £19 million nominal value of the 3.95 per cent convertible bonds converted into 2,375,000 new ordinary Liberty International PLC shares. Investors converted their bonds in exchange for the ordinary shares and an aggregate cash payment of £2.3 million. At 31 December 2008, £92 million of the convertible bonds remain outstanding. In early January 2009, a further £13 million of the bonds were converted on a similar basis such that £79 million of the bonds remain outstanding.

Transactions during the year
The principal acquisition during the year was a 50 per cent interest in the Empress State building, which is strategic to the group's plans at Earls Court. The 50 per cent interest was acquired for a cash consideration of £33.1 million. The total of our interest in the new partnership was £113 million, with the balance being funded by an asset-specific, non-recourse loan. This acquisition has been fully consolidated, the 50 per cent third party share has been adjusted through minority interest, in accordance with IAS 27 "Consolidated and Separate Financial Statements". This treatment is due to the existence of an option, exercisable at the group's request, to acquire the remaining 50 per cent interest. If the group does not exercise the option, which expires in August 2009, a deemed disposal will take place. This will be a non-cash transaction and will result in the property being accounted for on a proportional 50 per cent, rather than full consolidation basis.

Major property developments and other capital investments
During the year, the group has invested £182 million on major developments, principally St David's 2, our joint venture with Land Securities in Cardiff, and Westgate, Oxford. Other significant extensions and refurbishments are underway at two existing centres Eldon Square, Newcastle and MetroCentre, Gateshead. Details of construction and letting progress are outlined in the operating review.

The market value of the group's interest in St David's 2 has been significantly reduced in the year, particularly in the last quarter, resulting in a £125 million deficit for 2008 as a whole. As with CSC's existing centres, this is largely due to yield shift - a 75 basis points movement in the nominal equivalent yield since 30 September 2008, 150 basis points since 31 December 2007, to 6.50 per cent. In addition, the expected rental value has been reduced from £19.5 million at 30 September 2008 to £17.3 million at 31 December 2008.

In mid 2008 the group announced that the proposed redevelopment in Oxford had been put on hold. In December 2008, under the terms of the joint venture arrangement, the partner exercised its right to sell its interest in the centre to CSC for £40 million. This balance is included in other payables at 31 December 2008 and was settled in February 2009.

Along with further overseas investments, the group has an aggregate commitment to capital projects of £299 million. These commitments will be funded by the

MetroCentre yellow quadrant (54% interest)	*	7	*	*	16	3
Other CSC commitments					33	n/a
Other C&C UK commitments					10	n/a
C&C overseas investments	47	41	94	6**	61	n/a
					299	

Contracted disposal for £69 million in 2009 not yet reflected in the financial statements.
* Market value and revaluation movement included in aggregate with existing centre.
** Revaluation is largely foreign exchange translation.

Taxation
The group became a UK REIT on 1 January 2007 and has since then benefited from the tax savings that being a REIT provides. The financial benefits to date have amounted to £145 million, comprising net rental income and capital gains sheltered from UK tax.

To retain its REIT status, the group is required to comply with a number of obligations, which it has continued to do throughout 2008.

REIT entry charge payments of £48 million were made in 2008. To date £64 million has been paid, with £105 million remaining to be settled in instalments to 2011. The minimum PID for 2008 is estimated to be 12.8 pence per share, which is lower than the adjusted EPS principally as a result of capital allowances and capitalised interest. Since the minimum PID for 2008 has been covered by the 16.5 pence per share interim dividend, there is no requirement to make any further dividend payments to meet the group's PID obligation for 2008.

Income and gains from the non-REIT qualifying parts of the group continue to be subject to taxation, with a net tax credit of £85.6 million in 2008. A £7.0 million current tax credit arises principally from releases in respect of prior years. A £82.2 million deferred tax credit arises principally in respect of fair value deficits arising on property valuations and derivative financial instruments in the non-REIT qualifying parts of the group.

Principal financial risks
The significant financial risks the group faces have been considered and policies have been implemented to best deal with each risk. The four most significant financial risks are considered to be liquidity risk, interest rate risk, foreign exchange risk and credit risk. These are discussed below.

Liquidity risk
Liquidity risk is managed to ensure that the group is able to meet future payment obligations when financial liabilities fall due. Liquidity analysis is conducted to ensure that sufficient headroom is available to meet the group's operational requirements and committed investments. The group treasury policy also includes maintaining adequate cash and marketable securities, as well as maintaining adequate committed facilities.

A key factor in ensuring existing facilities remain available to the group is the borrowing entities' ability to meet the relevant facilities' financial covenants. The group has a process to constantly monitor both current and projected compliance with the financial covenants. A detailed analysis of the group's financial covenant *position is included in Schedule 3.*

The group's policy is to seek to optimise its exposure to liquidity risk by balancing its exposure to interest risk and to refinancing risk. In effect the group seeks to borrow for as long as possible at the lowest acceptable cost.

The group regularly reviews the maturity profile of its financial liabilities and seeks to avoid bunching of maturities through the regular replacement of facilities and by using a selection of maturity dates. Re-financing risk may be reduced by re-borrowing prior to the contracted maturity date, effectively switching liquidity risk for market risk. This is subject to credit facilities being available

Interest rate risk
Interest rate risk comprises of both cash flow and fair value risks:

Cash flow interest risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Fair value risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in market interest rates.

The group's interest rate risk arises from long-term borrowings, borrowings issued at variable rates expose the group to cash flow interest rate risk, whereas borrowings issued at fixed interest rates expose the group to fair value interest rate risk.

Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital market debt is generally at fixed rates.

The group's secured borrowings' facilities include requirements to enter into interest rate swaps, which have the economic effect of converting borrowings from floating to fixed rates. The group's policy on borrowings which do not contain such requirements is also to eliminate substantially all near term exposure to interest rate fluctuations in order to establish certainty over cash flows by using floating to fixed interest rate swaps. As a consequence, the group is exposed to market price risk in respect of the fair value of its fixed rate derivative financial instruments. This policy can result in significant non-cash movements in the group's income statement.

Foreign exchange risk
Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are *denominated in a functional* currency other than Sterling. The consolidated balance sheet is affected by exchange differences between Sterling and US dollars which is the functional currency of one of the group's subsidiaries. The group also holds overseas investments where Sterling is not the functional currency.

The group's policy is to manage near term foreign exchange risk through entering into cross-currency interest rate swaps and forward foreign exchange contracts. The investment in overseas subsidiary is accounted for as a hedge of a net investment in a foreign operation. Longer term foreign exchange risk is mitigated through financing with borrowings in the functional currency of the foreign operation.

Credit risk
Credit risk arises primarily from trade receivables, derivative contracts, cash and cash equivalents and finance leases. Credit risk from trade receivables is minimised by the review process conducted for potential tenants, in certain circumstances deposits or guarantors are obtained for certain tenants. The group considers that there are no significant concentrations of credit risk due to the diversification of the tenant base.

The amounts of trade receivables presented in the balance sheet are net of allowances for doubtful receivables. Due to the nature of tenants being managed individually by asset managers, it is group policy to calculate any impairment specifically on each contract.

The credit risk in liquid funds and derivative financial instruments is limited because amounts are spread between a number of institutions and the group's policy is to deal with those counterparties with stronger credit ratings assigned by international credit rating agencies.

26 February 2009

Schedule 1
UNDERLYING PROFIT STATEMENT (unaudited)
For the year ended 31 December 2008

	Quarter ended 31 December 2008 £m	Quarter ended 30 September 2008 £m	Quarter ended 30 June 2008 £m	Quarter ended 31 March 2008 £m	Year ended 31 December 2008 £m	Year ended 31 December 2007 £m
UK shopping centres	73.8	66.9	65.6	74.5	280.8	288.8
Other commercial properties	28.4	20.2	24.3	29.8	102.7	85.5
Net rental income	102.2	87.1	89.9	104.3	383.5	374.3

Other (expense)/income	(0.1)	(0.2)	(0.1)	0.6	0.2	(0.9)
	102.1	86.9	89.8	104.9	383.7	373.4
Administration expenses	(16.2)	(16.8)	(13.7)	(14.5)	(63.2)	(45.2)
Operating profit (underlying)*	83.9	70.1	76.1	90.4	320.5	328.2
Interest payable	(59.6)	(55.3)	(57.0)	(58.4)	(230.3)	(209.3)
Interest receivable and other finance income	3.2	(0.6)	5.0	1.0	8.6	8.8
Other finance (costs)/income	(2.0)	6.5	-	-	4.5	-
Net finance costs (underlying)*	(58.4)	(49.4)	(52.0)	(57.4)	(217.2)	(200.5)
Profit before tax (underlying)*	25.5	20.7	24.1	33.0	103.3	127.7
Property trading profits/(losses)	0.1	(0.7)	-	0.9	0.3	2.9
Write down of trading property	(3.3)	(2.5)	-	-	(5.8)	-
Tax on adjusted profit	6.8	(0.6)	(2.0)	(0.5)	3.7	(2.2)
Minority interests	3.2	5.5	(2.3)	(3.0)	3.4	1.9
Earnings used for calculation of adjusted earnings per share	32.3	22.4	19.8	30.4	104.9	130.3

Adjusted earnings per share	8.9p	6.2p	5.5p	8.4p	29.0p	36.0p

* before property trading and valuation items

Schedule 2
Maturity profile of non-recourse secured debt

Maturity profile	Principal amortisation £m	Principal at maturity £m	Total externally held debt £m
2009	48	8	56
2010	51	13	64
2011	58	581	639
2012	55	239	294
2013	53	516	569
2014	46	27	73
2015	29	962	991
2016	7	803	810
2017	-	118	118
2027	-	231	231
Net secured debt* - 63% of market value of secured assets of £6,059 million[1]	347	3,498	3,845
Internally owned CMBS			221
Gross Secured debt*			4,066

* The debt figures represent actual debt repayments and excludes the unamortised transaction costs that are included in financial statements.

(1) includes investment and development properties and trading properties.

Maturity profile of unsecured debt with recourse to Liberty International PLC

Maturity profile	Unsecured bonds £m	Convertible bonds £m	Revolving credit facilities £m	Term-loan/ other £m	Total debt £m
2009	32	-	-	2	34
2010	-	92	40	-	132
2011	-	-	50	-	50
2012	-	-	-	50	50
2013	27	-	-	-	27
Unsecured debt	59	92	90	52	293
Cash and cash equivalents					(71)
Net unsecured debt - 21% of market value of unsecured assets of £1,054 million (1)					222

(1) includes investment and development properties and trading properties.

Unsecured revolving credit facilities

	Total	Undrawn at 31 December

Maturity profile	facility £m	2008 £m
2010	210	170
2011	100	50
	310	220

Facilities mature in December in the year of maturity, with the exception of a £50 million facility that matures in June 2011.

Schedule 3
FINANCIAL COVENANTS

Financial covenants on non-recourse debt excluding joint ventures

	Maturity	Loan £m	LTV covenant	LTV actual [1]	Interest cover covenant	Interest cover actual [1] [5]
Lakeside [2] [6]	2011	633.7	90% [6]	65%	120%	148%
MetroCentre [2]	2015	569.5	90%	72%	120%	139%
Braehead [2]	2015	384.7	N/A	N/A	120%	143%
Harlequin [2]	2015	288.6	N/A	N/A	120%	123%
Nottingham	2016	300.0	90%	85%	110%	162%
Covent Garden [3]	2013	252.5	75%	68%	110%	125%
Chapelfield	2016	212.6	N/A	N/A	110%	114%
Uxbridge	2016	169.4	85%	83%	110%	144%
Bromley	2016	151.9	85%	78%	110%	121%
C&C No 9 [3]	2017	118.0	70%	57%	100%	149%

Total	3,080.9

Financial covenants on joint venture non-recourse debt

	Maturity	Loan £m	LTV covenant	LTV actual (1)	Interest cover covenant	Interest cover actual (1) (5)
EC&O Venues (4)	2012	222.3	75%	69%	140%	192%
Empress State (4)	2013	158.0	N/A	N/A	110%	124%
GCP	2013	112.5	70%	43%	120%	188%
Xscape	2014	24.5	85%	78%	120%	137%
Total		517.3				

Notes:

(1) Based on latest certified figures to the lenders covers the period 31 December 2008 to 31 January 2009.

(2) Amounts drawn on Lakeside, MetroCentre, Braehead and Harlequin reflect the gross debt position without deduction of CMBS notes held by other Liberty International group companies

(3) Two separate loans on Covent Garden properties

(4) 100% of debt shown but Liberty International group ownership 50%

(5) Calculated in accordance with the loan agreement

(6) LTV covenant reduces to 80% from January 2010

Financial covenants on corporate unsecured facilities at 31 December 2008*

Net worth covenant**	Actual	Interest cover covenant	Interest cover actual	Borrowings/ net worth**	Actual	Secured borrowings/ net worth**	Actual

£1,200m £850m***	£1,511m	125% 120%***	134%	100% 110%***	56%	50% N/A***	37%

* Calculated on £360m of facilities of which £140m drawn

** Tested on the Borrower group which excludes, at the group's election, specific subsidiaries with non-recourse finance

*** Amended covenants, agreed with lenders since 31 December 2008 conditional on raising not less than £350 million of new equity. The overall maturity has been extended to *June 2011*.

C&C Mortgage Debenture PLC at 31 December 2008

	Maturity	Loan £m	Capital cover covenant	Capital cover actual	Interest cover covenant	Interest cover actual
C&C	2027	231.4	167%	187%	100%	110%

The debenture is currently secured on the group's interests in The Potteries, Stoke-on-Trent and Eldon Square, Newcastle upon Tyne shopping centres. Should the loan to value or income test be breached C&C (the issuer) has 3 months from the date of delivery of the valuation or the latest certificate to the Trustee to make good any deficiency. C&C may withdraw property secured on the debenture by paying a sum of money or through the substitution of alternative property provided that the loan to value and income tests are satisfied immediately following a substitution.

There are currently no financial covenant tests on $318 million (£221 million equivalent) of borrowings entered into by the group's US subsidiary.

Schedule 4

Details of the performance of individual completed regional shopping centres and developments

Completed shopping centres

- Lakeside, Thurrock

(Market value £971 million, 14 per cent of group total)

Footfall and estimated retail sales were both positive on the previous year.

Occupancy at 31 December 2008 was 98.6 per cent, 94.7 per cent adjusted for tenancies in administration.

19 units were affected by administrations in the year, 10 of which have been relet or assigned.

- MetroCentre, Gateshead (excluding Retail Park)

(Market Value £790 million, 11 per cent of group total)

Footfall was marginally down on 2007 as the centre was undergoing development works in the Yellow and Blue Quadrants. Estimated retail sales were also marginally below the previous year for the same reason.

Occupancy at 31 December 2008 was 99.3 per cent, 93.2 per cent adjusted for tenancies in administration.

18 units were affected by administrations in the year, 5 of which have been relet or assigned.

Works commenced on site to upgrade the leisure and dining facilities in both the Yellow and Blue Quadrants. The project will open in phases between Spring 2009 and Autumn 2010 and will include 8 new restaurants, a new Odeon cinema and family entertainment centre. 70 per cent of the anticipated income from the upgrade is either exchanged or in solicitors' hands, equating to 81 per cent by area.

- Braehead, Renfrew, Glasgow

(Market value £563 million, 8 per cent of group total)

Footfall and total estimated retail sales in 2008 were impacted, as anticipated, by the opening of the nearby retail development at Silverburn. From similar experience elsewhere in the UK, we expect this impact to reduce in 2009 and growth to resume thereafter.

Occupancy at 31 December 2008 was 99.3 per cent, 94.6 per cent adjusted for tenancies in administration.

9 units were affected by administrations, 2 of which have been relet.

A new 36,000 sq.ft. flagship store for New Look opened prior to Christmas trading and planning consent was granted to relocate Sainsbury's from the shopping centre to our adjacent retail park.

Active negotiations are taking place for the reletting of the Sainsbury's store in the shopping centre.

- <u>The Harlequin, Watford</u>

(Market value £379 million, 5 per cent of group total)

New retail development openings within The Harlequin's catchment area have as anticipated had a limited impact on footfall and sales.

Whilst there are no true voids, Watford had 12 units affected by administrations during the period, 3 of which have been relet, reducing occupancy from 100 per cent to 92.0 per cent.

- <u>Victoria Centre, Nottingham</u>

(Market value £351 million, 5 per cent of group total)

Footfall and estimated retail sales were down slightly on 2007, in part due to repair works to the car park.

Nottingham continues to hold firm as a strong retail destination despite recent development at Derby and Leicester.

Occupancy at year end was 100 per cent, 92.4 per cent adjusted for tenancies in administration. 12 units were affected by administrations, 2 of which have been relet.

- <u>Manchester Arndale</u>

(Market value £306 million, 4 per cent of group total)

As the full benefits are realised of the Northern Extension, the final phase of which opened in December 2006, both footfall and estimated retail sales are substantially up on the prior year.

Tenant mix engineering has continued and 32 further lettings were contracted in the year throughout the centre.

Occupancy at year end was 96.8 per cent, 93.4 per cent including tenancies in administration.

14 units were affected by administration, 7 of which have been relet.

Our adjoining interest in New Cathedral Street continues to trade well with 100 per cent occupancy at year end.

- Cribbs Causeway, Bristol properties (including The Mall and retail park)

(Market Value £225million, 3 per cent of group total)

The initial impact of the Cabot Circus development opening in Bristol city centre in Autumn 2008, has been similar to our experiences from other major UK cities such as Newcastle, with an initial negative impact on footfall and sales at The Mall in the last quarter of 2008. However we fully expect this impact to reduce over time with no long term negative implications for the prospects of the centre.

The Mall and retail park each had one true void at 31 December 2008, with occupancy at 96.9 per cent.

9 units were affected by administrations (one of which has been relet) reducing occupancy levels to 91.9 per cent.

The final phase of the retail park refurbishment has commenced and at The Mall the first phase of the food court remodelling has successfully opened with the final works due to complete in Spring 2009. Eight new restaurants will be added to the centre and 73 per cent of the total anticipated income is exchanged or in solicitors' hands.

- Eldon Square, Newcastle

(Market value £223 million, 3 per cent of group total)

Footfall was up on 2007 and estimated retail sales virtually on a par with the previous year.

Occupancy at 31 December 2008 was 98.1 per cent, 90.8 per cent adjusted for tenancies in administration.

11 units were affected by administrations during the year, 3 of which have been relet.

Two of our three schemes to improve and extend the centre to a total of 1.3 million sq.ft. are now completed. Eldon Square West, 22,000 sq.ft. of retail and restaurant space overlooking Old Eldon Square opened in 2006 and Eldon Square North, renamed St George's Way, comprising a new state of the art bus station and 48,000 sq.ft. of additional retail space opened in May 2008. 75 per cent of the anticipated income from St George's Way is committed or in solicitors' hands equating to 88 per cent by area.

Progress has been made on site on the third and largest of the schemes, Eldon Square South, to be named St Andrew's Way, which will provide 410,000 sq.ft. of retail space including a 175,000 sq.ft. department store which is on programme to be handed over to Debenhams for fitting out in Spring 2009. The project is due to complete in February 2010. 73 per cent of the anticipated income from St Andrew's Way is exchanged or in solicitors' hands, equating to 83 per cent by

area.

- Chapelfield, Norwich

(Market value £248m, 3 per cent of group total)

Chapelfield which opened in Autumn 2005 has now firmly established itself as a central part of the City Centre with consumer shopping patterns responding to the high quality tenant mix and shopper facilities.

Both footfall and estimated retail sales have seen positive year on year growth.

At 31 December 2008, occupancy was 99.8 per cent, 95.5 per cent adjusted for tenancies in administration. 9 units were affected by administrations, 2 of which have been relet.

- The Potteries, Hanley, Stoke-on-Trent

(Market value £211m, 3 per cent of group total)

Both footfall and estimated retail sales saw positive growth in 2008.

With 2 true voids at year end, 12 units in the centre were affected by administrations, 5 of which have been relet.

- *The Chimes, Uxbridge*

(Market value £205 million, 3 per cent of the group total)

Footfall and estimated retail sales declined moderately in the year, as two new retail developments opened within the catchment.

However, Uxbridge's occupancy at year end was 100 per cent, 97.1 per cent adjusted for tenancies in administration. 4 units were affected by administration, 2 of which have subsequently been relet.

- The Glades, Bromley

(Market value £195 million, 3 per cent of the group total)

The Glades experienced positive footfall and estimated retail sales in line with the previous year.

Occupancy at year end was 99.1 per cent, 93.6 per cent adjusted for tenancies in administration. 8 units were affected by administrations, 1 of which has been relet.

The remodelling of various High Street investment properties to provide 50,600 sq.ft. of new retail space opened for trade in May including new stores for H&M, Mango and Body Shop. 93 per cent of income is committed.

Development Projects

- St David's Centre, Cardiff

(Market value of St David's 1 £71 million, development value of St David's 2 £90 million, 2 per cent of the group total).

Our retail led development in Cardiff with our joint venture partner Land Securities is on programme to complete in Autumn this year. The project will extend the existing St. David's centre by 967,500 sq.ft. to 1.4 million sq.ft overall. Overall around 125 new shops and restaurants are being developed which, when added to the existing centre, will enlarge St. David's into one of the UK's largest city centre retail schemes.

We are confident of the future prospects for the enlarged St. David's centre with the existing centre already attracting 22 million customer visits each year.

Cardiff is expected to rise to 8th place in the UK retail rankings on completion of the St. David's development which has already attracted several new retailers to Wales.

The new library was handed over to Cardiff Council on schedule in December and John Lewis is currently fitting out its store. Cardiff will be its largest store outside London.

51 per cent of the area and 40 per cent of anticipated rental income is currently either exchanged or in solicitors' hands. A further 10 per cent by income is in contractual negotiation or at heads of terms stage.

In 2008 a significant number of new shopping centres opened during the year adding over 10 million square feet of retail space, generally well let. In 2009, only a small number of large retail schemes are due to open including St David's Cardiff. Following this, supply will be curtailed sharply, as the current economic environment has halted many projects in the pipeline.

However, we anticipate the letting market to continue to be challenging in 2009 as retailers approach expansion with caution.

- Westgate Centre, Oxford

(Market value £65 million, 1 per cent of group total)

Whilst we are positive about the long term prospects for Oxford as a retail destination, current market conditions do not meet our criteria for an immediate redevelopment of the Westgate Centre.

We therefore took the decision in 2008 to put the major redevelopment of this centre on hold, with the results for the year reflecting the impact of writing-off abortive development costs.

In terms of the arrangements with our joint venture partner, we have acquired their residual interest, with completion of the purchase having taken place on 13 February 2009.

With the site now under one ownership, in CSC's control, we have greater flexibility in analysing future development options.

In the meantime, we have full control of management with considerable asset management opportunities to increase centre attractiveness and income.

Rent reviews and lease expiries

The table below shows details of CSC's rent review and lease expiry profile.

Rent reviews	2008 %	2009 %	2010 %	2011 %	2012 %	2013 %
Percentage of total retail units	16	17	25	26	20	12
Percentage of CSC rental income	15	18	28	28	16	10

Lease expiries	2009 %	2010 %	2011 %	2012 %	2013 %	2014 to 2018 %	2019 to 2023 %	After 2023 %

Percentage of total retail units	5	5	9	9	8	45	13	6
Percentage of CSC rental income	2	3	10	6	6	46	15	10

Consolidated income statement (unaudited) for the year ended 31 December 2008

	Notes	Year ended 31 December 2008 £m	Year ended 31 December 2007 £m
Revenue	2	618.2	574.6
Rental income		607.4	546.7
Rental expenses		(223.9)	(172.4)
Net rental Income	2	383.5	374.3
Other income		0.5	2.0
Deficit on revaluation and sale of investment and development property	3	(2,057.0)	(279.1)
Profit on sale of subsidiary		0.8	-
Write down of trading property		(5.8)	-
		(1,678.0)	97.2

Administration expenses		(63.2)	(45.2)
Impairment of goodwill		(35.0)	
Operating (loss)/profit		**(1,776.2)**	52.0
Interest payable	4	(230.3)	(209.3)
Interest receivable		8.6	8.8
Other finance income/(costs)	4	0.9	(3.3)
Change in fair value of derivative financial instruments		(665.1)	27.0
Net finance costs		(885.9)	(176.8)
Loss before tax		**(2,662.1)**	(124.8)
Current tax		7.0	(2.7)
Deferred tax		82.2	(23.8)
REIT entry charge		(3.8)	(3.9)
Taxation	5	85.6	(30.4)
Loss for the year		(2,576.5)	(155.2)

	Notes		
Loss attributable to minority interests		125.2	50.2
Loss for the year attributable to equity shareholders		(2,451.3)	(105.0)
Basic loss per share	15	(678.1)p	(29.0)p
Diluted loss per share	15	(651.1)p	(26.6)p

Adjusted earnings per share are shown in note 15.

Consolidated balance sheet (unaudited) as at 31 December 2008

	Notes	As at 31 December 2008 £m	Restated as at 31 December 2007 £m
Non-current assets			
Goodwill		-	26.6
Investment and development property	7	7,074.4	8,622.8
Plant and equipment		1.3	1.2
Investments		96.3	25.2

Investments in associate companies		32.3	25.8
Trade and other receivables	9	95.6	78.5
		7,299.9	8,780.1
Current assets			
Trading property	8	33.3	43.7
Derivative financial instruments	13	29.6	25.4
Trade and other receivables	9	97.2	134.9
Cash and cash equivalents		70.9	188.4
		231.0	392.4
Total assets		7,530.9	9,172.5
Current liabilities			
Trade and other payables	10	(364.9)	(341.7)
Tax liabilities		(1.9)	(5.7)
Borrowings, including finance leases	11	(95.2)	(152.3)
Derivative financial instruments	13	(818.5)	(97.8)
		(1,280.5)	(597.5)

Non-current liabilities			
Borrowings, including finance leases	11	**(4,195.5)**	(3,704.0)
Deferred tax provision	5	**-**	(73.7)
Other provisions		**(7.3)**	(1.4)
Other payables		**(61.8)**	(87.0)
		(4,264.6)	(3,866.1)
Total liabilities		**(5,545.1)**	(4,463.6)
Net assets		**1,985.8**	4,708.9
Equity			
Called up ordinary share capital		**182.6**	181.4
Share premium account		**993.4**	975.6
Treasury shares		**(10.8)**	(9.6)
Convertible bond reserve		**7.6**	9.1
Other non-distributable reserves		**287.3**	275.4
Retained earnings		**497.9**	3,075.1

Attributable to equity shareholders	16	1,958.0	4,507.0
Minority interests	16	27.8	201.9
Total equity	16	1,985.8	4,708.9
Basic net assets per share	15	538p	1246p
Diluted, adjusted net assets per share	15	745p	1264p

Consolidated statement of recognised income and expense (unaudited) for the year ended 31 December 2008

	Note	Year ended 31 December 2008 £m	Year ended 31 December 2007 £m
Loss for the year as per the consolidated income statement before minority interest		(2,576.5)	(155.2)

Other recognised income and expense in the year			
Actuarial losses on defined benefit pension schemes		(8.1)	(2.0)
Tax on items taken directly to equity		7.6	0.5
Gain on revaluation of investments, net exchange translation differences and other movements		3.9	6.4
Net loss recognised in equity due to minority interests		(0.5)	(0.7)
Net gain recognised in equity		2.9	4.2
Total recognised expense for the year		(2,573.6)	(151.0)
Total recognised expense attributable to minority interests	16(b)	125.7	50.9
Total recognised expense for the year attributable to equity shareholders	16(a)	(2,447.9)	(100.1)

A summary of changes in group equity is shown in note 16.

Consolidated statement of cash flows (unaudited) for the year ended 31 December 2008

	Year ended 31 December 2008	Restated year ended 31 December 2007

	Note	£m	£m
Cash generated from operations	12	**362.4**	266.8
Interest paid		**(241.6)**	(222.0)
Interest received		**8.6**	9.8
Taxation		**1.8**	2.7
REIT entry charge paid		**(48.4)**	(15.6)
Cash flows from operating activities		**82.8**	41.7
Cash flows from investing activities			
Purchase and development of property		**(270.6)**	(575.5)
Sale of property		**101.6**	219.2
Sale of partial interest in property		**-**	192.0
Purchase of subsidiary companies		**(41.3)**	(80.0)
Sale of subsidiary companies		**5.0**	-
Purchase of non-current investments		**(86.2)**	(17.7)
Purchase of associate companies		**(2.8)**	(21.5)
Cash flows from investing activities		**(294.3)**	(283.5)
Cash flows from financing activities			
Partnership equity introduced		**6.5**	48.0
Acquisition of own shares		**(1.3)**	(3.1)
Borrowings drawn		**439.0**	382.6
Borrowings repaid		**(230.8)**	(197.0)

Equity dividends paid	(123.0)	(122.1)
Cash flows from financing activities	90.4	108.4
Effect of exchange rate changes on cash and cash equivalents	3.6	-
Net decrease in cash and cash equivalents	(117.5)	(133.4)
Cash and cash equivalents at beginning of year	188.4	321.8
Cash and cash equivalents at end of year	70.9	188.4

Notes (unaudited)

1 Basis of preparation

The Preliminary report is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 2007 have been delivered to the Registrar of Companies. The auditors' opinion on these accounts was unqualified and did not contain a statement made under Section 237 (2) or Section 237 (3) of the Companies Act 1985. The accounting policies set out in pages 26 and 27 of the 2007 Annual Report have been consistently applied in the preparation of this financial information.

The financial information has been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. It has been prepared under the historical cost convention as modified by the revaluation of properties, available for sale investments and financial assets and liabilities held for trading.

Going concern basis

The Directors have prepared cash flow forecasts which indicate that the Group has adequate resources to continue in operational existence for the foreseeable future. In preparing these forecasts the directors have taken into account the following key business risks and uncertainties:

- conclusion of considerations of capital raising alternatives announced on 19th February 2009
- the impact that the reduced liquidity in capital markets will have on the Group's non-core asset disposal programme
- potential breaches of certain loan financial covenants if there are continued reductions in property valuations.

Having taken into account these risks and uncertainties the Directors have concluded, based on the cash flow forecasts, that it is appropriate to prepare the Preliminary report on a going concern basis.

Restatement of the prior year comparatives

Cash payments to acquire property, plant and equipment, intangibles and other long-term assets are presented as investing activities in the cash flow statement in accordance with IAS 7 Cash Flow Statements. The prior year cash flows have been restated to provide appropriate comparison. This has resulted in restatement of £39.2 million for the year to 31 December 2007 from 'Change in cash generated from operations' to '*Change in cash flows from financing activities*'. There is no impact on the balance sheet, income statement or basic and diluted earnings per share for the year ended 31 December 2007 as a result of this reclassification. Purchase of associate companies and purchase of non-current investments are shown separately on the face of the cash flow statement whereas previously they were aggregated together as change in current asset investments.

On 25 March 2007 the group sold 40 per cent of its interest in MetroCentre, Gateshead to EuroCore Property Limited. The MetroCentre Partnership was constituted by three partners CSC MetroCentre Limited, MetroCentre (GP) Limited (both subsidiaries of Liberty International PLC) and EuroCore Property Limited (a GIC Real Estate company). Partners' capital and loan contributions made by subsidiaries of Liberty International PLC resulted in the group's ownership proportion being 60 per cent of the Partnership. This, together with the group's ability to govern the financial and operating policies of the general partner, established the Partnership as a subsidiary of the group.

In the financial statements for the year ended 31 December 2007 the net proceeds received from the sale of partial interest in the MetroCentre Partnership were split between liability and minority interest components on the balance sheet but were included within sale of property within the cash flow statement. The prior year cash flows have been restated to reallocate the sale of property accordingly. This has resulted in restatement for the year to 31 December 2007 of £192.0 million from sale of property to sale of partial interest in property and £48.0 million from sale of property to partnership equity introduced. There is no impact on the balance sheet, income statement or basic and diluted earnings per share for the year ended 31 December 2007 as a result of this reclassification. Sale of partial interest in property is shown separately on the face of the cash flow statement whereas previously this had been aggregated with sale of property.

The overall impact on the net assets of the group is £nil, however, the impact on the individual lines is as follows:

	2007 £m
Cash flow statement	
Change in current asset investments to cash flow from investing activities	39.2

Change in cash generated from operations	**39.2**
Change in cash flows from operating activities	**39.2**
Decrease sale of property	(240.0)
Creation of *sale of partial interest in property*	192.0
Creation of purchase of associate companies	(21.5)
Creation of purchase of non-current investments	(17.7)
Change in cash flows *from investing activities*	**(87.2)**
Increase in partnership equity introduced	48.0
Change in cash flows from financing activities	**48.0**

2 Segmental analysis

	2008				
	UK shopping centres £m	Other commercial properties £m	Exhibition £m	*Other* activities £m	Group total £m
Revenue	**423.6**	**119.0**	**62.8**	**12.8**	**618.2**
Rental income including service charge and other income	417.7	114.2	62.8	12.7	607.4
Service charge costs and other *operating* costs	(113.4)	(40.9)	(34.2)	(11.1)	(199.6)
Head lease costs	(23.5)	(0.8)	-	-	(24.3)
Rent payable and other outgoings	(136.9)	(41.7)	(34.2)	(11.1)	(223.9)
Net rental income	280.8	72.5	28.6	1.6	383.5

Property trading profits	0.3	-	-	-	0.3
Other income	-	0.1	-	0.1	0.2
Deficit on revaluation and sale of investment and development property	(1,693.5)	(301.7)	(61.8)	-	(2,057.0)
Profit on sale of subsidiary	-	0.8	-	-	0.8
Write down of trading property	-	(5.8)	-	-	(5.8)
Segment result	**(1,412.4)**	**(234.1)**	**(33.2)**	**1.7**	**(1,678.0)**

	2007				
	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group total £m
Revenue	424.8	126.3	24.7	(1.2)	574.6
Rental income including service charge and other income	411.7	110.3	24.7	-	546.7
Service charge costs and other operating costs	(100.6)	(31.8)	(14.6)	-	(147.0)
Head lease costs	(22.3)	(3.1)	-	-	(25.4)
Rent payable and other outgoings	(122.9)	(34.9)	(14.6)	-	(172.4)
Net rental income	288.8	75.4	10.1	-	374.3

Property trading profits	1.5	1.4			2.9
Other income		0.3		(1.2)	(0.9)
Deficit on revaluation and sale of investment and development property	(284.5)	0.6	4.8	-	(279.1)
Segment result	5.8	77.7	14.9	(1.2)	97.2

3 Deficit on revaluation and sale of investment and development property

	2008 £m	2007 £m
Deficit on revaluation of investment and development property	(2,051.1)	(316.5)
(Deficit)/gain on sale of investment property	(5.9)	37.4
Deficit on revaluation and sale of investment and development property	(2,057.0)	(279.1)

4 Finance costs

	2008 £m	2007 £m
Gross interest payable - recurring	248.8	224.4
Interest capitalised on developments	(18.5)	(15.1)
Total interest payable	230.3	209.3
Interest payable to partner	(5.7)	(3.0)

	2008	2007
External interest payable	224.6	206.3

Costs of termination of financial instruments	6.6	2.0
Profit on repurchase of CMBS notes	(13.1)	-
MetroCentre amortisation of compound financial instrument	2.0	-
Exceptional finance costs:		
- inducement payments on conversion of 3.95% convertible bond	3.6	-
- issue costs written off on redemption of loans	-	1.3
Other finance (income)/costs	(0.9)	3.3

5 Taxation

	Current £m	Deferred £m	REIT entry charge £m	2008 £m	2007 £m
Tax on non-exceptional items	(6.5)	2.8	-	(3.7)	2.2
Tax on exceptional items and property disposals	(0.5)	-	-	(0.5)	-
Other exceptional tax	-	-	3.6	3.6	3.9
Valuation items:					
Investment and development property	-	(25.5)	-	(25.5)	8.7
Derivative financial instruments	-	(59.5)	-	(59.5)	15.6
	(7.0)	(82.2)	3.6	(85.6)	30.4

Taxation (credit)/charge for the financial year

	2008 £m	2007 £m

Current UK corporation tax at 28.5% (2007 - 30%) on profits	0.7	6.0
Prior year items - UK corporation tax	(8.1)	(3.4)
	(7.4)	2.6
Overseas taxation (including £0.5 million (2007- £0.7 million) of prior year items)	0.9	0.1
Current tax on profits excluding exceptional items and property disposals	(6.5)	2.7
Deferred tax:		
On investment and development property	(25.5)	8.7
On derivative financial instruments	(59.5)	15.6
On other temporary differences	2.8	(0.5)
Deferred tax on profits excluding exceptional items and property disposals	(82.2)	23.8
Tax (credit)/charge excluding exceptional items and property disposals	(88.7)	26.5
REIT entry charge	3.6	3.9
Tax credit on exceptional items and property disposals	(0.5)	-
Total tax (credit)/charge	(85.6)	30.4

Factors affecting the tax (credit)/charge for the year

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (28.5 per cent). The differences are explained below:

	2008 £m	2007 £m
Loss before tax	(2,662.1)	(124.8)
Loss on ordinary activities multiplied by the standard rate in the UK of 28.5% (2007 - 30%)	(758.7)	(37.4)
UK capital allowances not reversing on sale	(5.9)	(8.2)
Disposals of properties and investments	16.5	1.0
Prior year corporation tax items	(7.6)	(2.7)
Prior year deferred tax items	(0.4)	2.5
Expenses disallowed, net of capitalised interest	(3.4)	(3.2)
REIT exemption - corporation tax	(19.9)	(31.7)
REIT exemption - deferred tax	644.5	108.1
REIT exemption - entry charge	3.6	3.9
Utilisation of losses brought forward	(0.1)	(1.0)
Overseas taxation	(0.2)	0.8
Unprovided deferred tax	46.0	-
Reduction in tax rate	(0.1)	(1.7)
Total tax (credit)/charge	(85.6)	30.4

Tax items that are taken directly to equity are shown in the statement of recognised income and expense.

Under IAS 12 (Income Taxes), provision is made for the deferred tax assets and liabilities associated with the revaluation of investment properties at the corporate tax rate expected to apply to the group at the time of use. For those UK properties qualifying as REIT properties the relevant tax rate will be 0 per cent, for other UK properties the relevant tax rate will be 28 per cent and for overseas properties the relevant tax rate will be the prevailing corporate tax rate in that country.

The deferred tax provision on the revaluation of investment properties calculated under IAS 12 is £18.3 million at 31 December 2008 (31 December 2007 - £35.8 million). This IAS 12 calculation does not reflect the expected amount of tax that would be payable if the assets were sold. The group estimates that calculated on a disposal basis the liability is £65.5 million at 31 December 2008 (31 December 2007 - £86.8 million). If upon sale the group retained all the capital allowances, which is within the control of the group, the deferred tax provision in respect of capital allowances of £57.6 million may also be released.

Where gains such as revaluation of development properties, other assets and actuarial movements on pension funds are dealt with in reserves, any deferred tax is also dealt with in reserves.

Movements in the provision for deferred tax

	Revaluation of investment	Capital	Derivative financial	Other temporary

	properties £m	allowances £m	instruments £m	differences £m	Total £m
Provided deferred tax provision:					
At 1 January 2007	32.1	31.8	(32.2)	9.1	40.8
Recognised in income	4.2	4.5	15.6	(0.5)	23.8
Recognised in equity	(0.5)	(1.3)	-	(0.7)	(2.5)
Acquisition of subsidiaries	-	14.9	1.9	(5.2)	11.6
At 31 December 2007	35.8	49.9	(14.7)	2.7	73.7
Recognised in income	(21.9)	(3.6)	(59.5)	2.8	(82.2)
Recognised in equity	9.4	11.9	(5.2)	(2.0)	14.1
Sale of subsidiaries	(5.0)	(0.6)	-	-	(5.6)
At 31 December 2008	18.3	57.6	(79.4)	3.5	-
Unrecognised deferred tax asset:					
At 1 January 2007 and 31 December 2007	-	-	-	-	-
Income statement items	2.9	-	37.4	5.7	46.0
At 31 December 2008	2.9	-	37.4	5.7	46.0

In accordance with the requirements of IAS12 (Income Taxes), the deferred tax asset has not been recognised in the group financial statements due to uncertainty on the level of profits that will be available in the non-REIT businesses in future periods.

6 Dividends

	2008 £m	2007 £m

Ordinary shares		
Prior period final dividend paid of 17.6p per share (2007 - 17.25p)	63.5	62.4
Interim dividend paid of 16.5p per share (2007 - 16.5p)	59.5	59.7
Dividends paid	**123.0**	**122.1**
Proposed dividend of nil per share (2007 - 17.6p)	-	63.6

7 Investment and development property

	UK shopping centres £m	Other commercial properties £m	Total £m
At 1 January 2008	6,466.0	2,156.8	**8,622.8**
Additions	207.9	358.0	**565.9**
Transfers from trading properties	4.9	-	**4.9**
Disposals	(3.4)	(202.4)	**(205.8)**
Foreign exchange fluctuations	-	137.7	**137.7**
Deficit on valuation	(1,692.7)	(358.4)	**(2,051.1)**
At 31 December 2008	**4,982.7**	**2,091.7**	**7,074.4**

UK shopping	Other commercial

	centres £m	properties £m	Total £m
At 1 January 2007	6,542.8	1,644.3	8,187.1
Additions	226.8	835.0	1,061.8
Disposals	(14.2)	(289.2)	(303.4)
Foreign exchange fluctuations	-	(6.2)	(6.2)
Deficit on valuation	(289.4)	(27.1)	(316.5)
At 31 December 2007	6,466.0	2,156.8	8,622.8

	As at 31 December 2008 £m	As at 31 December 2007 £m
Balance sheet carrying value of investment and development property	**7,074.4**	8,622.8
Adjustment in respect of tenant incentives	**88.9**	69.3
Adjustment in respect of head leases	**(50.5)**	(57.2)
Market value of investment and development property	**7,112.8**	8,634.9

The group's interests in investment and development properties were valued as at 31 December 2008 by independent external valuers in accordance with the Royal Institute of Chartered Surveyors (RICS) Valuation Standards 6th Edition, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

8 Trading property

The estimated replacement cost of trading properties based on market value amounted to £33.9 million (31 December 2007 - £46.1 million).

9 Trade and other receivables

	2008 £m	Restated 2007 £m
Amounts falling due within one year		
Rents receivable	16.0	27.3
Other receivables	37.2	60.4
Prepayments and accrued income	44.0	47.2
	97.2	134.9
Amounts falling due after more than one year		
Other receivables	33.4	17.9
Prepayments and accrued income	62.2	60.6
	95.6	78.5

10 Trade and other payables

	2008 £m	2007 £m
Amounts falling due within one year		
Rents received in advance	105.2	104.0
Accruals and deferred income	156.0	113.7
Other payables	57.9	55.7

Other taxes and social security	45.8	68.3
	364.9	341.7

11 Borrowings, including finance leases

	2008 £m	Restated 2007 £m
Amounts falling due within one year		
Secured borrowings - non recourse		
Bank loans	21.4	118.8
Commercial mortgage backed securities ("CMBS") notes	34.3	27.4
	55.7	146.2
Unsecured borrowings		
Bank overdraft	1.9	-
CSC bonds 2009	31.5	-
Borrowings excluding finance leases	89.1	146.2
Finance lease obligations	6.1	6.1
Amounts falling due within one year	95.2	152.3
Amounts falling due after more than one year		
Secured borrowings - non recourse		
CMBS notes 2011	483.4	533.7
CMBS notes 2015	1,038.4	1,131.4

Bank loan 2011	100.0	100.0
Bank loan 2012	217.2	207.9
Bank loans 2013	737.2	406.1
Bank loan 2014	24.5	27.4
Bank loans 2016	827.6	652.2
Bank loan 2017	117.3	117.2
	3,545.6	3,175.9
Other secured borrowings		
Debentures 2027	226.3	226.1
	3,771.9	3,402.0
Unsecured borrowings		
CSC bonds 2013	26.6	26.6
CSC bonds 2009	-	31.4
Other bank loans	140.0	38.6
	3,938.5	3,498.6
3.95% convertible bonds due 2010	92.3	111.3
Borrowings excluding finance leases and MetroCentre compound financial instrument	4,030.8	3,609.9
MetroCentre compound financial instrument	120.3	43.0
Finance lease obligations	44.4	51.1
	164.7	94.1
Amounts falling due after more than one year	4,195.5	3,704.0

Total borrowings, including finance leases	4,290.7	3,856.3
Cash and cash equivalents	(70.9)	(188.4)
Net borrowings	**4,219.8**	3,667.9
Deduct:		
- MetroCentre compound financial instrument	**(120.3)**	(43.0)
Net external debt	**4,099.5**	3,624.9

12 Cash generated from operations

	Notes	Year ended 31 December 2008 £m	Restated Year ended 31 December 2007 £m
Loss before tax		**(2,662.1)**	(124.8)
Adjustments for:			
Deficit on revaluation of investment and development property	3	**2,051.1**	316.5
Deficit/(gain) on sale of investment property	3	**5.9**	(37.4)
Profit on sale of subsidiary		**(0.8)**	-
Write down of trading property		**5.8**	-
Depreciation		**0.3**	0.3

Amortisation of lease incentives and other direct costs		15.0	(1.6)
Impairment of goodwill		35.0	
Interest payable	4	230.3	209.3
Interest receivable		(8.6)	(8.8)
Other finance (income)/costs	4	(0.9)	3.3
Change in fair value of derivative financial instruments		665.1	(27.0)
Changes in working capital			
Change in trading properties		5.9	8.5
Change in trade and other receivables		22.1	(6.4)
Change in trade and other payables		(1.7)	(65.1)
Cash generated from operations		362.4	266.8

13 Fair values of financial instruments

	As at 31 December 2008 Balance sheet value £m	As at 31 December 2008 Fair value £m	As at 31 December 2007 Balance sheet value £m	As at 31 December 2007 Fair value £m
Debentures and other fixed rate loans				
Sterling				
C&C 5.562% debenture 2027	226.3	313.1	226.1	342.0
CSC 6.875% unsecured bonds 2013	26.6	23.5	26.6	26.2
CSC 5.75% unsecured bonds 2009	31.5	32.2	31.4	31.5
US dollars				
Fixed rate loans	221.4	219.1	161.0	160.6
	505.8	587.9	445.1	560.3

Convertible bonds - fixed rate	92.3	60.2	111.3	152.7

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 15p per share (2007 - 21p).

Derivative financial instruments	2008 £m	2007 £m
Current assets	29.6	25.4
Current liabilities	(818.5)	(97.8)
	(788.9)	(72.4)

14 Capital commitments

At 31 December 2008, the group was contractually committed to £238.8 million (2007 - £317.0 million) of future expenditure for the purchase, construction, development and enhancement of investment property and £60.5 million in respect of overseas investments (2007 - £nil).

Of the £238.8 million committed in respect of the group's UK investments, £190.1 million is committed 2009 expenditure.

15 Per share details

(a) (Loss)/earnings per share

	2008 million	2007 million
Weighted average ordinary shares in issue for calculation of basic (loss)/earnings per share	361.5	361.7
Weighted average ordinary shares to be issued on conversion of bonds and under employee incentive arrangements	14.5	14.7

Weighted average ordinary shares in issue for calculation of diluted (loss)/earnings per share	**376.0**	376.4

	2008 £m	2007 £m
Loss used for calculation of basic loss per share	**(2,451.3)**	(105.0)
Reduction in interest charge from conversion of bonds, net of tax	**3.1**	5.0
Loss used for calculation of diluted loss per share	**(2,448.2)**	(100.0)
Basic loss per share (pence)	**(678.1)p**	(29.0)p
Diluted loss per share (pence)	**(651.1)p**	(26.6)p
Loss used for calculation of basic loss per share	**(2,451.3)**	(105.0)
Add back deficit on revaluation and sale of investment and development property	**2,057.0**	279.1
Less profit on sale of subsidiary	**(0.8)**	-
Add back impairment of goodwill	**35.0**	-
Add back other finance costs	**3.8**	3.3
Add back/(less) change in fair value of derivative financial instruments	**665.1**	(27.0)
(Less)/add back deferred tax in respect of investment and development property	**(22.4)**	4.2
(Less)/add back deferred tax in respect of derivative financial instruments	**(59.5)**	15.6
(Less)/add back deferred tax on capital allowances	**(3.6)**	4.5
Add back REIT entry charge	**3.6**	3.9
Less amounts above due from minority interests	**(121.8)**	(48.3)

Earnings used for calculation of adjusted earnings per share	104.9	130.3
Adjusted earnings per share (pence)	**29.0p**	36.0p
Earnings used for calculation of adjusted earnings per share	104.9	130.3
Reduction in interest charge from conversion of bonds, net of tax	3.1	5.0
Earnings used for calculation of adjusted, diluted earnings per share	108.0	135.3
Adjusted, diluted earnings per share (pence)	**28.7p**	35.9p

(b) Net assets

	2008 £m	2007 £m
Basic net asset value used for calculation of basic net assets per share	**1,958.0**	4,507.0
Fair value of derivative financial instruments (net of tax)	659.0	57.7
Deferred tax on revaluation surpluses	18.3	35.8
Deferred tax on capital allowances	57.7	49.9
Unrecognised surplus on trading properties (net of tax)	0.6	1.7
Minority interests on the above	(46.9)	(15.9)
Add back minority interest recoverable balance not recognised	48.4	-
Adjusted net asset value	**2,695.1**	4,636.2
Effect of dilution:		
On conversion of bonds	92.3	111.3
On exercise of options	10.5	9.7

	2008	2007
Diluted, adjusted net asset value used for calculation of diluted, adjusted net assets per share	**2,797.9**	4,757.2
Basic net assets per share (pence)	**538p**	1246p
Diluted, adjusted net assets per share (pence)	**745p**	1264p

(c) Shares in issue

	2008 £m	2007 £m
Shares in issue, excluding treasury shares and shares held by ESOP trust and treated as cancelled	**363.7**	361.5
Effect of dilution:		
On conversion of bonds	**11.5**	13.9
On exercise of options	**0.5**	1.0
Diluted, adjusted, number of shares	**375.7**	376.4

(d) Convertible debt

3.95 per cent convertible bonds due 2010

At 31 December 2008 3.95 per cent convertible bonds with a nominal value of £92.3 million were in issue (2007 - £111.3 million).

During 2008, holders of £19.0 million of bonds converted their bonds into ordinary shares. At 31 December 2008 holders of a further £13.0 million had agreed to convert their bonds into ordinary shares in January 2009. Liberty International PLC made payments of £3.6 million, which have been treated as an exceptional finance cost, to holders of £30.0 million of the bonds in exchange for the bond holders converting their bonds to ordinary shares.

The holders of the remaining 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at 800p per ordinary share. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008.

16 Summary of changes in equity

	2008 £m	2007 £m

(a) Equity shareholders		
Opening equity shareholders' funds	**4,507.0**	4,732.4
Issue of shares	**19.0**	
Disposal of own shares	**2.6**	4.7
Acquisition of own shares	**(3.8)**	(7.9)
	4,524.8	4,729.2
Total recognised expense for the year	**(2,447.9)**	(100.1)
	2,076.9	4,629.1
Preferred dividend received	**4.1**	-
Dividends paid	**(123.0)**	(122.1)
Closing equity shareholders' funds	**1,958.0**	4,507.0
(b) Minority interests		
Opening minority interests	**201.9**	-
Additions	**33.7**	252.8
Disposals	**(2.7)**	-
Compound financial instrument	**(75.3)**	-
Preferred dividend relating to Earls Court acquisition	**(4.1)**	-
	153.5	252.8
Total recognised expense for the year	**(125.7)**	(50.9)

Closing minority interests	27.8	201.9
Total equity	**1,985.8**	4,708.9

The proceeds from the investment by a third party of a 40 per cent interest in the MetroCentre Partnership in 2007 are required under IFRS to be allocated between debt and minority interest. The amount included in debt at 31 December 2008 is £120.3 million (31 December 2007 - £43.0 million). The balance of the proceeds is included in minority interest. The movement in the amount allocated as debt from 31 December 2007 is due to a refined valuation methodology.

Liberty International PLC Preliminary Results for the year ended 31 December 2008

Appendix 1



Underlying profit bridge 2007 - 2008
£M
150
140
130
120
110
100
90
8.0
18.0
16.7
1.1
2007 full year
NRI - C&C
NRI - CSC
Administration expenses
Net finance costs
Other income
2008 full year

Liberty International PLC Preliminary Results for the year ended 31 December 2008

Appendix 2


Net assets per share (diluted, adjusted) bridge 2007-2008
pence
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
28p
46p
7p
557p
13p
34p
4p
2007
Underlying Profit
Minority interest
Taxation
Valuation deficit
Other 'non-operating'
Dividends
Other
2008

Liberty International PLC Preliminary Results for the year ended 31 December 2008

Appendix 3

Movement in net debt during 2008
from £3,625m to £4,100m


Non-cash items £52m impact
400
350
300
250
200
150
100
50
0
(50)
(100)
(150)
(200)
Increase/(Decrease) in Debt - £m
322
192
118
79
(13)
(111)
(158)
(7)
59
Existing facilities
New facilities
Change in cash
JV Partner finance
Conversion of bonds
CMBS notes purchased
Debt repaid
Finance leases
US$ debt translation

Liberty International PLC Preliminary Results for the year ended 31 December 2008

Appendix 4

Debt Maturity Profile - Gross Debt



Annual repayments
Amortisation
Cumulative repayments
Annual repayments (£m)
Cumulative repayments (£m)
1,000
900
800
700
600
500
400
300
200
100
0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

Liberty International PLC Preliminary Results for the year ended 31 December 2008

Appendix 5

Financial Derivatives - Carrying Value Time Profile
Year end valuation of £(789)m



Valuation Decline*
Valuation Carrying Value*
Year end Carrying Value (£m)
0
(100)
(200)
(300)
(400)
(500)
(600)
(700)
(800)
Valuation decline during period (£m)
(789)
(702)
(205)
0
1
2
3 - 5
6 - 10
11 - 15
16 - 20
21 - 25
26 - 30
Time Periods (Years)

* assumes no change in the underlying derivatives valuation other than the lapse of time

END